Filed pursuant to Rule 424(b)(3)
File No. 333-141886

PROSPECTUS

MAGMA DESIGN AUTOMATION, INC.

$49,939,000

2.00% Convertible Senior Notes due May 15, 2010

and the Shares of Common Stock issuable upon conversion of the Notes

We issued the notes in a private placement in March 2007. With this prospectus, the selling securityholders named in this prospectus or in prospectus supplements may offer and sell the notes or the shares of our common stock into which the notes are convertible. We will not receive any proceeds from the offering.

The interest rate on the notes is 2.00% per annum. Interest on the notes is payable on May 15 and November 15 of each year, beginning on May 15, 2007. The notes will mature on May 15, 2010. After May 20, 2009, we will have the option to redeem the notes for cash in an amount equal to 100% of the principal amount of the outstanding notes at the time of such redemption. Holders may require us to repurchase the notes upon a change in control.

The notes are convertible by holders into shares of our common stock at an initial conversion price of $15.00 per share (subject to adjustment in certain events) upon the occurrence of certain events specified in the indenture. The notes contain provisions known as a net share settlement, which provide that, upon conversion of the notes, in lieu of common stock, we may pay holders in cash for up to the principal amount of the converted notes. Any amounts in excess of this cash amount will be settled in shares of our common stock, or, at our option, in cash.

Our common stock is quoted on the Nasdaq Global Market under the symbol “LAVA”. The last reported price of our common stock on April 26, 2007 was $12.48 per share. The notes are eligible in The Portal MarketSM (“PORTAL”), a subsidiary of The Nasdaq Stock Market, Inc. The notes are not listed on any securities exchange or included in any automated quotation system.

Investing in the notes or our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2007.

You should rely only on the information contained in or incorporated by reference into this prospectus. No dealer, salesperson or any other person is authorized to give any information or to make any representation other than those contained in or incorporated by reference in this prospectus. If such information is given or representations are made, you may not rely on that information or representations as having been authorized by us. You may not imply from the delivery of this prospectus that, nor from a sale made under this prospectus that, our affairs are unchanged since the date of this prospectus. This prospectus may only be used where it is legal to sell the securities.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, (the “SEC”). By using a shelf registration statement, the selling securityholders may sell, from time to time, the 2.00% convertible senior notes due May 15, 2010, which we refer to as the notes, as well as the shares of our common stock issuable upon conversion of the notes.

This prospectus provides you with a general description of the securities the selling securityholders may offer. From time to time when a selling securityholder sells securities, we may provide a prospectus supplement that will contain specific information about the terms of that offering. In such event, the prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

Neither we nor the selling securityholders have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplements, and the documents incorporated by reference herein and therein include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume” or other similar expressions, although not all forward-looking statements contain these identifying words. All statements contained or incorporated by reference in this prospectus, any prospectus supplements and the documents incorporated by reference herein and therein regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus or any prospectus supplements or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our securityholders. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus or any prospectus supplements after the date of this prospectus or such prospectus supplements, even if subsequent events cause us to become aware of new risks or cause our expectations to change regarding the forward-looking matters discussed in this prospectus. We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in this prospectus or any prospectus supplements under the caption “Risk Factors” as well as in some of the other documents that we file with the SEC, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus.

SUMMARY

The following summary may not contain all the information that maybe important to you. You should read the entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Magma,” “we,” “our” and “us” refer to Magma Design Automation, Inc. and its consolidated subsidiaries, unless otherwise specified.

Magma Design Automation

Magma Design Automation, Inc. provides electronic design automation (“EDA”) software products and related services. Our software enables chip designers to reduce the time it takes to design and produce complex integrated circuits used in the communications, computing, consumer electronics, networking and semiconductor industries. Our products comprise a digital integrated solution for the chip development cycle, from initial design through physical implementation.

Our software products allow chip designers to meet critical time-to-market objectives, improve chip performance and handle chip designs involving millions of components. Our flagship Blast and Talus family of products and our Quartz family of sign-off and verification tools combine into one integrated chip design and verification flow, from what traditionally had been separate logic design, physical design, and analysis and sign-off processes. This integrated flow significantly reduces design iterations, allowing our customers to accelerate the time it takes to design and produce deep submicron integrated circuits.

We provide consulting, training and services to help our customers more rapidly adopt our technology. We also provide post-contract support, or maintenance, for our products.

The important technical foundations for our software products are found within our unified data model architecture, platform logic synthesis, interconnect synthesis, automated chip creation, physical verification, design-for-manufacturability (“DFM”) and silicon signoff (known to us as our “Signoff in the Loop™” flow), which allow our customers to reduce the number of iterations that are often required in conventional IC design processes.

We license our software products to semiconductor manufacturers and electronic products companies around the world. Our customers include Texas Instruments, Broadcom, Infineon, NEC, Nokia, Toshiba, IBM, Marvell, Renesas Technology and Vitesse. In fiscal year 2006, Texas Instruments was our largest customer and accounted for 16% of our total revenue.

We were incorporated in Delaware in 1997. Our principal executive offices are located at 1650 Technology Drive, San Jose, California 95110 and our telephone number is (408) 565-7500.

Recent Developments

On March 29, 2007, we entered into a settlement agreement with Synopsys, Inc. (“Synopsys”) pursuant to which we agreed with Synopsys to settle all pending litigation between us and Synopsys. As part of the settlement, (i) we agreed with Synopsys to release all claims in both California and Delaware and to cross license the patents at issue in these jurisdictions as well as any related applications; (ii) both companies agreed not to initiate future patent litigation against each other for two years provided certain terms are met; (iii) we agreed to make a payment to Synopsys of $12,500,000 toward the settlement of this dispute; and (iv) all other terms of the settlement are confidential. Management believes that the confidential terms of the settlement are not material to our operations.

THE OFFERING

The following is a brief summary of some of the terms of the notes offered for resale under this prospectus. For a more complete description of the terms of the notes, see the section entitled “Description of the Notes” in this prospectus.

Issuer	Magma Design Automation, Inc., a Delaware corporation.

Securities Offered	$49,939,000 aggregate principal amount of 2.00% Convertible Senior Notes due May 15, 2010.

3,329,267 shares of our common stock issuable upon conversion of the notes.

Interest	The notes will bear interest at an annual rate of 2.00% per annum.

Maturity Date	May 15, 2010.

Conversion Rights	The notes are convertible into the consideration described below opposite the caption “Payment Upon Conversion” at a conversion price of $15.00, subject to adjustment, prior to the close of business on the business day immediately preceding the final maturity date only under the following circumstances:

•     if the closing price of our common stock exceeds 150% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter; or

•     during the five trading days after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the volume weighted average price of our common stock and the applicable conversion rate; or

•     if we distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the date of issuance, common stock at less than the closing price of our common stock on the day of issuance; or

•     if we distribute to all holders of our common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 7.5% of the volume weighted average price of our common stock on the business day preceding the declaration date for such distribution; or

•     if a change of control occurs or an event occurs that would have been a change of control but is deemed not to be a change of control because at least 100% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of our common stock that are, or upon issuance will be, traded on a United States national securities exchange or listed on the Nasdaq Global Market; or

• at any time during the period beginning 60 days prior to, but excluding, any scheduled payment date for a change of control or the maturity date; or

•     for notes that have been called for redemption, at any time prior to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at such time.

If the notes are converted in connection with certain changes of control, as described below opposite the caption “Make Whole Premium Upon a Change of Control,” we will also pay a make whole premium and accrued and unpaid interest, including additional amounts, if any.

Our ability to pay the principal return in cash in the future will be subject to the limitations imposed by any limitations we may have in any credit agreements or indebtedness that we may incur in the future.

Payment Upon Conversion	Upon conversion, we will deliver to holders shares of common stock or in lieu of the delivery of some or all of the shares of common stock otherwise issuable upon conversion, we will deliver to the holders in respect of each $1,000 principal amount of notes being converted:

• cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value of the notes to be converted; and

•     if the conversion value is greater than $1,000, a number of shares of our common stock equal to the sum of the daily share amounts for each of the 20 trading days during the conversion reference period.

In no event shall the aggregate number of shares per $1,000 principal amount of notes exceed 88.6667.

We may at our option, in lieu of delivery of some or all of the shares of common stock otherwise issuable upon conversion of the notes, pay holders of the notes in cash for all or a portion of the principal amount of the converted notes and any amounts in excess of the principal amount which are due.

We will deliver the settlement amount to converting holders on the third business day immediately following the last day of the conversion reference period.

Optional Redemption	We may redeem the notes at any time after May 20, 2009 for 100% of the principal amount then outstanding.

Make Whole Premium Upon a Change of Control	If a holder of the notes elects to convert its notes upon the occurrence of a change of control, in certain circumstances, the conversion rate will be increased by an additional number of shares of our common stock. The amount of such increase, otherwise referred to as the “make whole premium,” if any, will be based on the stock price and the effective date for such change of control. A description of how the make whole premium will be determined and a table showing the make whole premium that would apply at various stock prices and change of control effective dates is set forth on page 36 of this prospectus. No make whole premium will be paid if the relevant stock price is less than $11.00 per share or greater than $31.00 per share (subject to adjustment). Additionally, in no event shall the aggregate number of shares per $1,000 principal amount of notes exceed 88.6667.

Repurchase at the Option of Holders	Upon the occurrence of a change of control, holders of the notes will have the right, subject to certain restrictions and conditions, to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest, and liquidated damages, if any, up to but excluding the repurchase date. See “Description of the Notes—Purchase of Notes at Your Option Upon a Change in Control.”

Registration Rights	Pursuant to our contractual obligations, we have filed with the SEC under the Securities Act a registration statement, of which this prospectus is a part, related to resales of the notes and the common stock issuable upon conversion of the notes. If, in certain circumstances, the use of such registration statement is suspended, we will be required to pay liquidated damages to holders of the notes and holders of the common stock issued upon conversion of the notes.

Form	The notes have been issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Sinking Fund	None.

Priority	The notes are unsecured senior indebtedness, which are on parity in right of payment with our other unsecured senior indebtedness and rank senior in right of payment to our subordinated indebtedness, such as our zero coupon convertible subordinated notes due May 15, 2008 (the “old notes”), and junior in right of payment to our secured indebtedness, such as our $5.0 million revolving line of credit facility with Wells Fargo Bank, N.A., which is secured by our deposits held with the bank. As of December 31, 2006, we had no unsecured senior indebtedness outstanding for purposes of the indenture and our subsidiaries had no outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles). We and our subsidiaries are not prohibited from incurring other debt under the indenture.

Use of Proceeds	We will not receive any of the proceeds from the selling securityholders’ sale of the notes or shares of our common stock issuable upon conversion of the notes. See “Use of Proceeds.”

Trading	The notes are eligible in PORTAL. However, we can give no assurance as to the liquidity of or trading market for the notes. Our common stock is quoted on The Nasdaq Global Market under the symbol “LAVA.”

Risk Factors	Investment in the notes and the underlying shares of our common stock involves risk. You should carefully consider the information under “Risk Factors,” and all other information included in this prospectus and the information incorporated by reference herein, before investing in the notes and the underlying shares of our common stock.

RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be harmed by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and the information incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to the Notes and Our Common Stock

Our ability to service our debt is dependent to some extent on the earning of, and the receipt of distributions from, our subsidiaries.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual restrictions. In addition, various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. As of December 31, 2006, our subsidiaries had no outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles).

Neither we nor our subsidiaries are restricted from incurring additional debt, including secured indebtedness, under the indenture. If we or our subsidiaries incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect that we and our subsidiaries will from time to time incur additional indebtedness and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell our convertible notes or our common stock when desired or at attractive prices.

Prior to electing to convert notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on The Nasdaq Global Market under the symbol “LAVA”. On April 26, 2007 the last reported price of our common stock on Nasdaq was $12.48 per share. The initial conversion price of the notes is $15.00 per share. There have been previous quarters in which we have experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. The market prices of our securities are subject to significant fluctuations in response to the factors set forth in this section of the prospectus and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our stock, regardless of our operating performance. Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock on conversion also will be subject to the risk of volatility and depressed prices of our common stock.

Sales of substantial amounts of shares of our common stock in the public market after the note offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the notes to decline.

A market may not develop for the notes.

There is no established public trading market for the notes. No broker-dealer is obligated to make a market and may discontinue market-making activity at any time without notice. In addition, market-making activity by any broker-dealer will be subject to the limits imposed by the Securities and Exchange Act. As a result, a market for the notes may not be maintained. If an active market for the notes fails to be sustained, the trading price of the notes could decline significantly.

The notes may not be rated or may receive a lower rating than anticipated, which may harm the market price of the notes and our common stock.

The notes have not been rated and we believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

We are not required by the indenture to comply with financial covenants.

The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture.

Upon conversion of the notes, we will pay a settlement amount by delivering shares of our common stock or, at our option, cash or a combination of cash and shares of our common stock, if any, based upon a specified conversion reference period and you may receive less proceeds than expected.

Generally, we will satisfy our conversion obligation to holders by delivering shares of our common stock equal to the principal amount of a note or by delivering, at our option, cash or a combination of cash and shares of our common stock based on a daily conversion value calculated on a proportionate basis for each day of the 20 trading-day conversion reference period. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock relative to the conversion value of the note as of the conversion date. In addition, because of the 20 trading-day conversion reference period, settlement will be delayed until at least the 23rd trading day following the related conversion date. See “Description of the Notes—Payment Upon Conversion.” Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the conversion date and the day the settlement amount of your notes is determined.

There can be no assurance that we will have sufficient funds to satisfy our conversion obligation. Further, the terms of existing and future financing or other agreements relating to indebtedness may prohibit us from satisfying our conversion obligation. Our failure to convert the notes into cash or a combination of cash and shares of our common stock upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction.

In the event that a specified corporate transaction that constitutes a change of control occurs, we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such specified corporate transaction. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of the Notes—Make Whole Premium.” The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 88.6667 per $1,000 principal amount of notes, subject to proportional adjustments.

Our obligation to increase the conversion rate in connection with any such specified corporate transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The conditional conversion feature of the notes could result in your receiving less than the value of the common stock into which a note is convertible.

The notes are convertible only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the consideration into which the notes would otherwise be convertible. The contingent conversion features could also adversely affect the value and the trading prices of the notes.

We may be unable to meet the requirements under the indenture to purchase our convertible notes upon a change in control.

Upon a change in control, which is defined in the indenture to include some cash acquisitions and private company mergers, note holders may require us to purchase all or a portion of the notes they hold. If a change in control were to occur, we might not have enough funds to pay the purchase price for all tendered notes. Future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to note holders. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford note holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our business and prospects.

We were incorporated in April 1997 and introduced our first major software product, Blast Fusion, in April 1999. We have a limited history of generating revenue from our software products, and the revenue and income potential of our business and market is still unproven. As a result of our short operating history, we have limited financial data that can be used to evaluate our business. We have only been profitable in fiscal 2003 and fiscal 2004. Our software products represent a new approach to the challenges presented in the electronic design automation (“EDA”) market, which to date has been dominated by established companies with longer operating histories. Key markets within the electronic design automation industry may fail to adopt our proprietary technologies and use our software products. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties often encountered by relatively young companies.

We have a history of losses, except for fiscal 2003 and fiscal 2004, and had an accumulated deficit of approximately $173.3 million as of December 31, 2006; if we continue to incur losses, the trading price of our stock would likely decline.

We had an accumulated deficit of approximately $173.3 million as of December 31, 2006. Except for fiscal 2003 and fiscal 2004, we incurred losses in all other fiscal years. If we continue to incur losses, or if we fail to achieve profitability at levels expected by securities analysts or investors, the market price of our common stock is likely to decline. If we incur net losses, we may not be able to maintain or increase our number of employees or our investment in capital equipment, sales, marketing, and research and development programs, and we may not be able to continue to operate.

Our quarterly results are difficult to predict, and if we miss quarterly financial expectations, our stock price is likely to decline.

Our quarterly revenue and operating results fluctuate from quarter to quarter and are difficult to predict. It is likely that our operating results in some periods will be below investor expectations. If this happens, the market price of our common stock is likely to decline. Fluctuations in our future quarterly operating results may be caused by many factors, including:

•	size and timing of customer orders, which are received unevenly and unpredictably throughout a fiscal year;

•	the mix of products licensed and types of license agreements;

•	our ability to recognize revenue in a given quarter;

•	higher than anticipated costs in connection with litigation;

•	timing of customer license payments;

•	the relative mix of time-based licenses bundled with maintenance, unbundled time-based license agreements and perpetual license agreements, each of which has different revenue recognition practices;

•

size and timing of revenue recognized in advance of actual customer billings and customers with graduated payment schedules which may result in higher accounts receivable balances and days sales outstanding (“DSO”);

•	the relative mix of our license and services revenue;

•	our ability to win new customers and retain existing customers;

•	changes in our pricing and discounting practices and licensing terms and those of our competitors;

•	changes in the level of our operating expenses, including increases in incentive compensation payments that may be associated with future revenue growth;

•	variability in stock-based compensation charges related to our option exchange program;

•	changes in the interpretation of the authoritative literature under which we recognize revenue;

•	the timing of product releases or upgrades by us or our competitors; and

•	the integration, by us or our competitors, of newly-developed or acquired products.

We have faced lawsuits brought by Synopsys, Inc. related to patent infringement and other claims, and we may face additional intellectual property infringement claims or other litigation. Lawsuits can be costly to defend, can take the time of our management and employees away from day-to-day operations, and could result in our losing important rights and paying significant damages.

Synopsys previously filed various suits, including an action for patent infringement, against us. In addition, a putative shareholder class action lawsuit and a putative derivative lawsuit have been filed against us. All claims brought against us by Synopsys have been fully resolved by a settlement and a license under the asserted patents, although other similar litigation involving Synopsys or other parties may follow (subject, in the case of Synopsys, to the terms of the settlement agreement with Synopsys pursuant to which we and Synopsys agreed not to initiate future patent litigation against each other for two years provided certain terms are met). In the future, Synopsys or other parties may assert intellectual property infringement claims against us or our customers (subject, in the case of Synopsys, to the terms of said settlement agreement). We may have acquired or may in the future acquire software as a result of our acquisitions, and we could be subject to claims that such software infringes the intellectual property rights of third parties. In addition, we are often involved in or threatened with commercial litigation unrelated to intellectual property infringement claims such as labor litigation and contract claims, and we may acquire companies that are actively engaged in such litigation.

Our products may be found to infringe intellectual property rights of third parties, including third-party patents. In addition, many of our contracts contain provisions in which we agree to indemnify our customers from third-party intellectual property infringement claims that are brought against them based on their use of our products. Also, we may be unaware of filed patent applications that relate to our software products. We believe that patent portfolios of our competitors are far larger than ours. This disparity between our patent portfolio and the patent portfolio of our competitors may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses.

The outcome of intellectual property litigation and other types of litigation, could be, in the case of intellectual property litigation, our loss of critical proprietary rights and, in the case of intellectual property litigation and other types of litigation, unexpected operating costs and substantial monetary damages. Intellectual property litigation and other types of litigation are expensive and time-consuming and could divert our management’s attention from our business. If there is a successful claim of infringement, we may be ordered to pay substantial monetary damages (including punitive damages), we may be prevented from distributing all or some of our products, and we may be required to develop non-infringing technology or enter into royalty or license agreements, which may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business.

Publicly announced developments in our litigation matters may cause our stock price to decline sharply and suddenly. Other factors may reduce the market price of our common stock, and we are subject to ongoing risks of securities class action litigation related to volatility in the market price for our common stocks.

We may not be successful in defending some or all claims that may be brought against us. Regardless of the outcome, litigation can result in substantial expense and could divert the efforts of our management and technical personnel from our business. In addition, the ultimate resolution of the lawsuits could have a material adverse effect on our financial position, results of operations and cash flows, and harm our ability to execute our business plan.

We may not be able to hire and/or retain the number of qualified personnel required for our business, particularly engineering personnel, which would harm the development and sales of our products and limit our ability to grow.

Competition in our industry for senior management, technical, sales, marketing and other key personnel is intense. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, our growth may be limited due to a lack of capacity to develop and market our products.

In particular, we continue to experience difficulty in hiring and retaining skilled engineers with appropriate qualifications to support our growth strategy. Our success depends on our ability to identify, hire, train and retain qualified engineering personnel with experience in integrated circuit design. Specifically, we need to continue to attract and retain field application engineers to work with our direct sales force to technically qualify new sales opportunities and perform design work to demonstrate our products’ capabilities to customers during the benchmark evaluation process. Competition for qualified engineers is intense, particularly in Silicon Valley where our headquarters is located.

Retaining our employees has become more challenging due to the decline in our stock price over the past several years. Many of the stock options held by our employees may have an exercise price that is significantly higher than the current trading price of our stock, and these “underwater” options do not serve their purpose as incentives for our employees to remain with Magma. Although, as discussed below, we have attempted to address this problem in part via a stock option exchange program that allowed eligible employees to exchange existing underwater options for options exercisable for a smaller number of shares at the price of $9.20 per share, we cannot guarantee that this program will satisfy our employees. In addition, the increased volatility of our stock price due to the recent Synopsys litigation and the above-referenced shareholder litigation may have affected employee morale. Furthermore, in light of our adopting SFAS 123R “Share-Based Payment” in the first quarter of our fiscal year 2007, we changed our employee compensation practices, and those changes could make it harder for us to retain existing employees and attract qualified candidates. If we lose the services of a significant number of our employees and/or if we cannot hire additional employees of the same caliber, we will be unable to increase our sales or implement or maintain our growth strategy.

Our success is highly dependent on the technical, sales, marketing and managerial contributions of key individuals, and we may be unable to recruit and retain these individuals.

We depend on our senior executives and certain key research and development and sales and marketing personnel, who are critical to our business. We do not have long-term employment agreements with our key employees, and we do not maintain any key person life insurance policies. Furthermore, our larger competitors may be able to offer more generous compensation packages to executives and key employees, and therefore we risk losing key personnel to those competitors. If we lose the services of any of our key personnel, our product development processes and sales efforts could be slowed. We may also incur increased operating expenses and be required to divert the attention of our senior executives to search for their replacements. The integration of our new executives or any new personnel could disrupt our ongoing operations.

Customer payment defaults may cause us to be unable to recognize revenue from backlog, and changes in the type of orders comprising backlog could affect the proportion of revenue recognized from backlog each quarter, which could have a material adverse effect on our financial condition and results of operations.

A portion of our revenue backlog is variable based on volume of usage of our products by the customers or includes specific future deliverables or is recognized in revenue on a cash receipts basis. Our management has estimated variable usage based on customers’ forecasts, but there can be no assurance that these estimates will be realized. In addition, it is possible that customers from whom we expect to derive revenue from backlog will default and as a result we may not be able to recognize expected revenue from backlog. If a customer defaults and fails to pay amounts owed, or if the level of defaults increases, our bad debt expense is likely to increase. Any material payment default by our customers could have a material adverse effect on our financial condition and results of operations.

Our lengthy and unpredictable sales cycle, and the large size of some orders, makes it difficult for us to forecast revenue and increases the magnitude of quarterly fluctuations, which could harm our stock price.

Customers for our software products typically commit significant resources to evaluate available software. The complexity of our products requires us to spend substantial time and effort to assist potential customers in evaluating our software and in benchmarking it against our competition. As the complexity of the products we sell increases, we expect the sales cycle to lengthen. In addition, potential customers may be limited in their current spending by existing time-based licenses with their legacy vendors. In these cases, customers delay a significant new commitment to our software until the term of the existing license has expired. Also, because our products require a significant investment of time and cost by our customers, we must target those individuals within our customer’s organization who are able to make these decisions on behalf of their companies. These individuals tend to be senior management in an organization, typically at the vice president level. We may face difficulty identifying and establishing contact with such individuals. Even after initial acceptance, the negotiation and documentation processes can be lengthy. Our sales cycle typically ranges between three and nine months, but can be longer. Any delay in completing sales in a particular quarter could cause our operating results to fall below expectations. Furthermore, technological changes, litigation risk or other competitive factors could cause some customers to shorten the terms of their licenses significantly, and such shorter terms could in turn have an impact on our total results for orders for this fiscal year.

We rely on a small number of customers for a significant portion of our revenue, and our revenue could decline due to delays of customer orders or the failure of existing customers to renew licenses or if we are unable to maintain or develop relationships with current or potential customers.

Our business depends on sales to a small number of customers. For the nine months ended December 31, 2006, our top three customers together accounted for approximately 19% of our revenue.

We expect that we will continue to depend upon a relatively small number of customers for a substantial portion of our revenue for the foreseeable future. If we fail to sell sufficient quantities of our products and services to one or more customers in any particular period, or if a large customer reduces purchases of our products or services, defers orders, or fails to renew licenses, our business and operating results could be harmed.

Most of our customers license our software under time-based licensing agreements, with terms that typically vary from 15 months to 48 months. Most of our license agreements automatically expire at the end of the term unless the customer renews the license with us or purchases a perpetual license. If our customers do not renew their licenses, we may not be able to maintain our current revenue or may not generate additional revenue. Some of our license agreements allow customers to terminate an agreement prior to its expiration under limited circumstances—for example, if our products do not meet specified performance requirements or goals. If these agreements are terminated prior to expiration or we are unable to collect under these agreements, our revenue may decline.

Some contracts with extended payment terms provide for payments which are weighted toward the later part of the contract term. Accordingly, for bundled agreements, as the payment terms are extended, the revenue from these contracts is not recognized evenly over the contract term, but is recognized as the lesser of the cumulative amounts due and payable or ratably. For unbundled agreements, as the payment terms are extended, the revenue from these contracts is recognized as amounts become due and payable. Revenue recognized under these arrangements will be higher in the later part of the contract term, which puts our revenue recognition in the future at greater risk of the customer’s continuing credit-worthiness. In addition, some of our customers have extended payment terms, which creates additional credit risk.

We compete against companies that hold a large share of the EDA market and competition is increasing among EDA vendors as customers tightly control their EDA spending and use fewer vendors to meet their needs. If we cannot compete successfully, we will not gain market share and our revenue could decline.

We currently compete with companies that hold dominant shares in the electronic design automation market, such as Cadence, Synopsys and Mentor. Each of these companies has a longer operating history and significantly greater financial, technical and marketing resources than we do, as well as greater name recognition and larger installed customer bases. Our competitors are better able to offer aggressive discounts on their products, a practice they often employ. Competition and corresponding pricing pressures among EDA vendors or other factors might be causing or might cause in the future the overall market for EDA products to have low growth rates, remain relatively flat or even decrease in terms of overall dollars. Our competitors offer a more comprehensive range of products than we do; for example, we do not offer logic simulation, full-feature custom layout editing, analog or mixed signal implementation products, which can sometimes be an impediment to our winning a particular customer order. In addition, our industry has traditionally viewed acquisitions as an effective strategy for growth in products and market share and our competitors’ greater cash resources and higher market capitalization may give them a relative advantage over us in buying companies with promising new chip design products or companies that may be too large for us to acquire without a strain on our resources and liquidity.

Competition in the EDA market has increased as customers rationalized their EDA spending by using products from fewer EDA vendors. Continued consolidation in the electronic design automation market could intensify this trend. Also, many of our competitors, including Cadence, Synopsys and Mentor, have established relationships with our current and potential customers and can devote substantial resources aimed at preventing us from establishing or enhancing our customer relationships. Competitive pressures may prevent us from obtaining new customers and gaining market share, may require us to reduce the price of products and services or cause us to lose existing customers, which could harm our business. To execute our business strategy successfully, we must continue our efforts to increase our sales worldwide. If we fail to do so in a timely manner or at all, we may not be able to gain market share and our business and operating results could suffer.

Also, a variety of small companies continue to emerge, developing and introducing new products which may compete with our products. Any of these companies could become a significant competitor in the future. We also compete with the internal chip design automation development groups of our existing and potential customers. Therefore, these customers may not require, or may be reluctant to purchase, products offered by independent vendors.

Our competitors may develop or acquire new products or technologies that have the potential to replace our existing or new product offerings. The introduction of these new or additional products by competitors may either cause potential customers to defer purchases of our products or cause potential customers to decide against purchasing our products. If we fail to compete successfully, we will not gain market share, or our market share may decrease, and our business may fail.

We may not be successful in integrating the operations of acquired companies and acquired technology.

We expect to continuously evaluate the possibility of accelerating our growth through acquisitions, as is customary in the electronic design automation industry. Achieving the anticipated benefits of past and possible future acquisitions will depend in part upon whether we can integrate the operations, products and technology of acquired companies with our operations, products and technology in a timely and cost-effective manner. The process of integrating with acquired companies and acquired technology is complex, expensive and time consuming, and may cause an interruption of, or loss of momentum in, the product development and sales activities and operations of both companies. In addition, the earnout arrangements we use, and expect to continue to use, to consummate some of our acquisitions, pursuant to which we agreed to pay additional amounts of contingent consideration based on the achievement of certain revenue, bookings or product development milestones, can sometimes complicate integration efforts. We cannot be sure that any part or all of the integration will be accomplished on a timely basis, or at all. Assimilating previously acquired companies such as Knights Technology, Inc., Mojave, Inc., Silicon Metrics Corporation, or any other companies we have acquired or may seek to acquire in the future, involves a number of other risks, including, but not limited to:

•	adverse effects on existing customer relationships, such as cancellation of orders or the loss of key customers;

•	difficulties in integrating or an inability to retain key employees of the acquired company;

•	the risk that earnouts based on revenue will prove difficult to administer due to the complexities of revenue recognition accounting;

•	the risk that actions incentivized by earnout provisions will ultimately prove not to be in our best interest as our interests may change over time;

•	difficulties in integrating the operations of the acquired company, such as information technology resources, manufacturing processes, and financial and operational data;

•	difficulties in integrating the technologies of the acquired company into our products;

•	diversion of management attention;

•	potential incompatibility of business cultures;

•	potential dilution to existing stockholders if we have to incur debt or issue equity securities to pay for any future acquisitions; and

•	additional expenses associated with the amortization of intangible assets.

Many of our customers are currently working on 90-nanometer designs. We continue to work toward developing and enhancing our product line in anticipation of increased customer demand for 65-nanometer (sub-90 nanometer) design geometries. Similarly, we have acquired Mojave personnel and technology to better address the needs of potential or existing customers to design and verify semiconductors that are manufacturable with higher yield and performance, which is a key design parameter when moving to 65-nanometer geometries. Notwithstanding our efforts to support 65-nanometer geometries, customers may fail to adopt or may be slower to adopt 65-nanometer geometries and we may be unable to convince our customers to purchase our related software products. Accordingly, any revenues we receive from enhancements to our products or acquired technologies may be less than the development or acquisition costs. If customers fail to adopt 65-nanometer design geometries or are slow to adopt 65-nanometer design geometries, our operating results may be harmed. In addition, if customers are not able successfully to make profits as they adopt smaller geometries, demand for our products may be adversely affected, and our operating results may be harmed.

Our operating results will be harmed if chip designers do not adopt Blast Fusion, Talus, FineSim, Quartz family of products or our other current and future products.

Blast Fusion has accounted for a significant majority of our revenue since our inception and we believe that revenue from Blast Fusion, Talus, FineSim, and Quartz family of products will account for most of our revenue for the foreseeable future. In addition, we have dedicated significant resources to developing and marketing Talus and other products. We must gain market penetration of Blast Fusion, Talus, FineSim, Quartz family of products and other products in order to achieve our growth strategy and financial success. Moreover, if integrated circuit designers do not continue to adopt Blast Fusion, Talus, FineSim, Quartz family of products or our other current and future products, our operating results will be significantly harmed.

In the event that the changes we made to our organizational structure in fiscal 2006 result in ineffective interoperability between our products or ineffective collaboration among our employees, then our operating results may be harmed.

We changed our organizational structure in fiscal 2006 to establish major business units that are responsible for our various products. If this new organizational structure results in ineffective interoperability between our products or ineffective collaboration among our employees, then our operating results may be harmed. For example, if this new organizational structure is not successful, we could experience delays in new product development that could cause us to lose customer orders, which could harm our operating results.

If the industries into which we sell our products experience recession or other cyclical effects affecting our customers’ research and development budgets, our revenue would be likely to decline.

Demand for our products is driven by new integrated circuit design projects. The demand from semiconductor and systems companies is uncertain and difficult to predict. Slower growth in the semiconductor and systems industries, a reduced number of design starts, reduction of electronic design automation budgets or consolidation among our customers would harm our business and financial condition.

The primary customers for our products are companies in the communications, computing, consumer electronics, networking and semiconductor industries. Any significant downturn in our customers’ markets or in general economic conditions that results in the cutback of research and development budgets or the delay of software purchases would likely result in lower demand for our products and services and could harm our business. For example, the United States economy, including the semiconductor industry, experienced a slowdown starting in 2000 which negatively impacted and may continue to negatively impact our business and operating results. While the semiconductor industry experienced a recovery in recent years, our customers have remained cautious. The continuing threat of terrorist attacks in the United States, the ongoing events in Iraq and North Korea and other worldwide events including those in the Middle East have increased uncertainty in the United States economy. If the economy declines as a result of this economic, political and social turmoil, existing customers may delay their implementation of our software products and prospective customers may decide not to adopt our software products, either of which could negatively impact our business and operating results.

The electronics industry has historically been subject to seasonal and cyclical fluctuations in demand for its products, and this trend may continue in the future. These industry downturns have been, and may continue to be, characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices. Any such seasonal cyclical industry downturns could harm our operating results.

Difficulties in developing and achieving market acceptance of new products and delays in planned release dates of our software products and upgrades may harm our business.

To succeed, we will need to develop innovative new products. We may not have the financial resources necessary to fund all required future innovations. Expanding into new technologies or extending our product line into areas we have not previously addressed may be more costly or difficult than we presently anticipate. Also, any revenue that we receive from enhancements or new generations of our proprietary software products may be less than the costs of development. If we fail to develop and market new products in a timely manner, or if new products do not meet performance features as marketed, our reputation and our business could suffer.

Our costs of customer engagement and support are high, so our gross margin may decrease if we incur higher-than-expected costs associated with providing support services in the future or if we reduce our prices.

Because of the complexity of our products, we typically incur high field application engineering support costs to engage new customers and assist them in their evaluations of our products. If we fail to manage our customer engagement and support costs, our operating results could suffer. In addition, our gross margin may decrease if we are unable to manage support costs associated with the services revenue we generate or if we reduce prices in response to competitive pressure.

Product defects could cause us to lose customers and revenue, or to incur unexpected expenses.

Our products depend on complex software, both internally developed and acquired or licensed from third parties. Our customers may use our products with other companies’ products, which also contain complex software. If our software does not meet our customers’ performance requirements or meet the performance features as marketed, our customer relationships may suffer. Also, a limited number of our contracts include specified ongoing performance criteria. If our products fail to meet these criteria, it may lead to termination of these agreements and loss of future revenue. Complex software often contains errors. Any failure or poor performance of our software or the third-party software with which it is integrated could result in:

•	delayed market acceptance of our software products;

•	delays in product shipments;

•	unexpected expenses and diversion of resources to identify the source of errors or to correct errors;

•	damage to our reputation;

•	delayed or lost revenue; and

•	product liability claims.

Our product functions are often critical to our customers, especially because of the resources our customers expend on the design and fabrication of integrated circuits. Many of our licensing agreements contain provisions to provide a limited warranty, some of which agreements provide the customer with a right of refund for the license fees if we are unable to correct errors reported during the warranty period. If our contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to claims that are not covered by insurance, a successful claim could harm our business. We currently carry insurance coverage and limits that we believe are consistent with similarly situated companies within the EDA industry, however, our insurance coverage may prove insufficient to protect against any claims that we experience.

Much of our business is international, which exposes us to risks inherent to doing business internationally that could harm our business. We also intend to expand our international operations. If our revenue from this expansion does not exceed the expenses associated with this expansion, our business and operating results could suffer.

We generated 35% of our total revenue from sales outside North America during the first three quarters of fiscal year 2007, compared to 33% for fiscal year 2006 and 43% for fiscal year 2005. While most of our international sales to date have been denominated in U.S. dollars, our international operating expenses have been denominated in foreign currencies. As a result, a decrease in the value of the U.S. dollar relative to the foreign currencies could increase the relative costs of our overseas operations, which could reduce our operating margins.

As we expand our international operations, we will need to maintain sales offices in Europe, the Middle East, and the Asia Pacific region. If our revenue from international operations does not exceed the expense of establishing and maintaining our international operations, our business could suffer. Additional risks we face in conducting business internationally include:

•	difficulties and costs of staffing and managing international operations across different geographic areas;

•	changes in currency exchange rates and controls;

•	uncertainty regarding tax and regulatory requirements in multiple jurisdictions;

•	the possible lack of financial and political stability in foreign countries, preventing overseas sales growth;

•	on-going events in Iraq and the Middle East;

•	the effects of terrorist attacks in the United States; and

•	any related conflicts or similar events worldwide.

Future changes in accounting standards, specifically changes affecting revenue recognition, could cause unexpected adverse revenue fluctuations.

Future changes in accounting standards or interpretations thereof, specifically those changes affecting software revenue recognition, could require us to change our methods of revenue recognition. These changes could result in deferral of revenue recognized in current periods to subsequent periods or in accelerated recognition of deferred revenue to current periods, each of which could cause shortfalls in meeting the expectations of investors and securities analysts. Our stock price could decline as a result of any shortfall. Implementation of internal controls reporting and attestation requirements, as further described below, will impose additional financial and administrative obligations on us and will cause us to incur substantial implementation costs from third party consultants, which could adversely affect our results.

Changes in laws and regulations that affect the governance of public companies have increased our operating expenses and will continue to do so.

Recently enacted changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and the listing requirements for The Nasdaq Stock Market have imposed duties on us and on our executives, directors, attorneys and independent registered public accounting firms. In order to comply with these new rules, we have hired additional personnel and use additional outside legal, accounting and advisory services, all of which have increased and may further increase our operating expenses over time. In particular, we have incurred and will continue to incur additional administrative expenses relating to the implementation of Section 404 of the Sarbanes-Oxley Act, which requires that we implement and maintain an effective system of internal controls and annual certification of our compliance by our independent auditor. For example, we have incurred significant expenses and will continue to incur expenses in connection with the implementation, documentation and continued testing of our internal control systems. Management time associated with these compliance efforts necessarily reduces time available for other operating activities, which could adversely affect operating results. For the years ended April 2, 2006 and March 31,2005, our independent registered public accounting firm certified that we were in compliance with the provision of Section 404 relating to effective internal control over financial reporting; however, our internal control obligations are ongoing and subject to continued review and testing. If we are unable to maintain full and timely compliance with these and other regulatory requirements, we could be required to incur additional costs, expend additional management time on remedial efforts and make related public disclosures that could adversely affect our stock price and result in securities litigation. Further, a failure to comply with Section 404 could cause us to delay filing our public reports, potentially resulting in de-listing by the Nasdaq Stock Market.

The effectiveness of disclosure controls is inherently limited.

We do not expect that our disclosure controls and procedures, or our internal control over financial reporting, will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system objectives will be met. The design of a control system must also reflect applicable resource constraints, and the benefits of controls must be considered relative to their costs. As a result of these inherent limitations, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. Failure of the control systems to prevent error or fraud could materially adversely impact our financial results and our business.

Forecasting our tax rates is complex and subject to uncertainty.

Our management must make significant assumptions, judgments and estimates to determine our current provision for income taxes, deferred tax assets and liabilities, and any valuation allowance that may be recorded against our deferred tax assets. These assumptions, judgments and estimates are difficult to make due to their complexity, and the relevant tax law is often changing. Our future effective tax rates could be adversely affected by the following:

•	an increase in expenses that are not deductible for tax purposes, including stock-based compensation and write-offs of acquired in-process research and development;

•	changes in the valuation of our deferred tax assets and liabilities;

•	future changes in ownership that may limit realization of certain assets;

•	changes in forecasts of pre-tax profits and losses by jurisdiction used to estimate tax expense by jurisdiction;

•	assessment of additional taxes as a result of federal, state, or foreign tax examinations; or

•	changes in tax laws or interpretations of such tax laws.

Our success will depend on our ability to keep pace with the rapidly evolving technology standards of the semiconductor industry; if we are unable to keep pace, our products could be rendered obsolete, which would cause our operating results to decline.

The semiconductor industry has made significant technological advances. In particular, recent advances in deep sub-micron technology have required electronic design automation companies to continuously develop or acquire new products and enhance existing products. The evolving nature of our industry could render our existing products and services obsolete. Our success will depend, in part, on our ability to:

•	enhance our existing products and services;

•	develop and introduce new products and services on a timely and cost-effective basis that will keep pace with technological developments and evolving industry standards;

•	address the increasingly sophisticated needs of our customers; and

•	acquire other companies that have complementary or innovative products.

If we are unable, for technical, legal, financial or other reasons, to respond in a timely manner to changing market conditions or customer requirements, our business and operating results could be seriously harmed.

If we fail to offer and maintain competitive equity compensation packages for our employees, or if our stock price declines materially for a protracted period of time, we might have difficulty retaining our employees and our business may be harmed.

In today’s competitive technology industry, employment decisions of highly skilled personnel are influenced by equity compensation packages, which offer incentives above traditional compensation only where there is a consistent, long-term upward trend over time of a company’s stock price. Our stock price has declined significantly over the past several years due to market conditions and has recently been negatively affected by uncertainty surrounding the outcome of our litigation with Synopsys, Inc. discussed above.

On June 22, 2005, our stockholders approved a stock option exchange program (“exchange program”) allowing non-executive employees holding options to purchase our common stock at exercise prices greater than or equal to $10.50 to exchange those options for a smaller number of new options at an exercise price equal to fair market value on the date of grant. We implemented this exchange program, and the date of grant was August 22, 2005, at which date the closing trading price of our stock was $9.20 per share. Therefore, the exercise price for new options under this exchange program is $9.20 per share. If this exercise price of $9.20 per share or the terms of the exchange program are not satisfactory to employees who participate in the exchange program, our ability to retain employees could be affected.

If our stock price declines in the future due to market conditions, investors’ perceptions of the technology industry or managerial or performance problems we might have, we may be forced to grant additional options to retain employees. This in turn could result in:

•	immediate and substantial dilution to investors resulting from the grant of additional options necessary to retain employees; and

•	compensation charges against us, which would negatively impact our operating results.

In addition, the new accounting requirements for employee stock options discussed below has adversely affected our option grant practices and may affect our ability to recruit and retain employees.

Due to changes in the accounting treatment for employee stock options, we have changed our employee compensation practices, and our reported results of operations have been and will likely continue to be adversely affected.

Until April 2, 2006, we accounted for the issuance of employee stock options under principles that do not require us to record compensation expense for options granted at fair market value. In December 2004, the FASB issued SFAS 123R, “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires instead that such transactions be accounted for using a fair-value based method. Under SFAS 123R, companies are required to recognize an expense for compensation cost related to share-based payment arrangements including stock options and employee stock purchase plans. We adopted the new rules in the first quarter of our fiscal year 2007. This change in accounting treatment has resulted and will continue to result in significant additional compensation expense compared to prior periods and has adversely affected and will likely continue to adversely affect our reported results of operations and hinder our ability to achieve profitability. We are continuing to assess the full impact of the adoption of SFAS 123R on our business practices and, as part of that assessment, have changed our employee compensation practices by, for example, issuing more restricted stock and less stock options. These changes could make it harder for us to retain existing employees and attract qualified candidates.

If our sales force compensation arrangements are not designed effectively, we may lose sales personnel and resources.

Designing an effective incentive compensation structure for our sales force is critical to our success. We have experimented, and continue to experiment, with different systems of sales force compensation. If our incentives are not well designed, we may experience reduced revenue generation, and we may also lose the services of our more productive sales personnel, either of which would reduce our revenue or potential revenue.

Fluctuations in our growth place a strain on our management systems and resources, and if we fail to manage the pace of our growth, our business could be harmed.

Periods of growth followed by efforts to realign costs when revenue growth is slower than anticipated have placed a strain on our management, administrative and financial resources. For example, in fiscal year 2005 we decreased our workforce by 23 employees. Over time we have significantly expanded our operations in the United States and internationally, and we plan to continue to expand the geographic scope of our operations. To pace the growth of our operations with the growth in our revenue, we must continue to improve administrative, financial and operations systems, procedures and controls. Failure to improve our internal procedures and controls could hinder our efforts to adequately manage our growth, disrupt operations, lead to deficiencies in our internal controls and financial reporting and ultimately harm our business.

If chip designers and manufacturers do not integrate our software into existing design flows, or if other software companies do not cooperate in working with us to interface our products with their design flows, demand for our products may decrease.

To implement our business strategy successfully, we must provide products that interface with the software of other electronic design automation software companies. Our competitors may not support our or our customers’ efforts to integrate our products into their existing design flows. We must develop cooperative relationships with competitors so that they will work with us to integrate our software into customers’ design flow. Currently, our software is designed to interface with the existing software of Cadence, Synopsys and others. If we are unable to convince customers to adopt our software products instead of those of competitors offering a broader set of products, or if we are unable to convince other software companies to work with us to interface our software with theirs to meet the demands of chip designers and manufacturers, our business and operating results will suffer.

We may not obtain sufficient patent protection, which could harm our competitive position and increase our expenses.

Our success and ability to compete depends to a significant degree upon the protection of our software and other proprietary technology. We currently have a number of issued patents in the United States, but this number is relatively few in relation to our competitors.

These legal protections afford only limited protection for our technology. In addition, rights that may be granted under any patent application that may issue in the future may not provide competitive advantages to us. Further, patent protection in foreign jurisdictions where we may need this protection may be limited or unavailable. It is possible that:

•	our pending U.S. and non-U.S. patents may not be issued;

•	competitors may design around our present or future issued patents or may develop competing non-infringing technologies;

•	present and future issued patents may not be sufficiently broad to protect our proprietary rights; and

•	present and future issued patents could be successfully challenged for validity and enforceability.

We believe the patent portfolios of our competitors are far larger than ours, and this may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses.

We rely on trademark, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and if these rights are not sufficiently protected, it could harm our ability to compete and generate income.

To establish and protect our proprietary rights, we rely on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses. Our ability to compete and grow our business could suffer if these rights are not adequately protected. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to agreements, which impose certain restrictions on the licensee’s ability to utilize the software. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. Our proprietary rights may not be adequately protected because:

•	laws and contractual restrictions in U.S. and foreign jurisdictions may not prevent misappropriation of our technologies or deter others from developing similar technologies;

•	competitors may independently develop similar technologies and software;

•	for some of our trademarks, federal U.S. trademark protection may be unavailable to us;

•	our trademarks might not be protected or protectable in some foreign jurisdictions;

•	the validity and scope of our U.S. and foreign trademarks could be successfully challenged; and

•	policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

The laws of some countries in which we market our products may offer little or no protection of our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for it, which would harm our competitive position and market share.

Our directors, executive officers and principal stockholders own a substantial portion of our common stock and this concentration of ownership may allow them to elect most of our directors and could delay or prevent a change in control of Magma.

Our directors, executive officers and stockholders who currently own over 5% of our common stock beneficially own a substantial portion of our outstanding common stock. These stockholders, in a combined vote, will be able to significantly influence all matters requiring stockholder approval. For example, they may be able to elect most of our directors, delay or prevent a transaction in which stockholders might receive a premium over the market price for their shares or prevent changes in control or management.

We may need additional capital in the future, but there is no assurance that funds would be available on acceptable terms.

In the future we may need to raise additional capital in order to achieve growth or other business objectives. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to expand, develop or enhance services or products, or respond to competitive pressures would be limited.

Our certificate of incorporation, bylaws and Delaware corporate law contain anti-takeover provisions which could delay or prevent a change in control even if the change in control would be beneficial to our stockholders. We could also adopt a stockholder rights plan, which could also delay or prevent a change in control.

Delaware law, as well as our certificate of incorporation and bylaws, contain anti-takeover provisions that could delay or prevent a change in control of our company, even if the change of control would be beneficial to the stockholders. These provisions could lower the price that future investors might be willing to pay for shares of our common stock. These anti-takeover provisions:

•

authorize the Board of Directors without prior stockholder approval to create and issue preferred stock that can be issued increasing the number of outstanding shares and deter or prevent a takeover attempt;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	establish a classified Board of Directors requiring that not all members of the board be elected at one time;

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	limit the ability of stockholders to call special meetings of stockholders; and

•	require advance notice requirements for nominations for election to the Board of Directors and proposals that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in control of our company. That section generally prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for three years after the date the stockholder became an interested stockholder. Also, our stock option plans include change-in-control provisions that allow us to grant options or stock purchase rights that will become vested immediately upon a change in control of us.

The board of directors also has the power to adopt a stockholder rights plan, which could delay or prevent a change in control even if the change in control appeared to be beneficial to stockholders. These plans, sometimes called “poison pills,” are sometimes criticized by institutional investors or their advisors and could affect our rating by such investors or advisors. If the board were to adopt such a plan it might have the effect of reducing the price that new investors are willing to pay for shares of our common stock.

We are subject to risks associated with changes in foreign currency exchange rates.

We transact some portions of our business in various foreign currencies. Accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. This exposure is primarily related to a portion of revenue in Japan and operating expenses in Europe, Japan and Asia-Pacific, which are denominated in the respective local currencies. As of December 31, 2006, we had approximately $14.0 million of cash and money market funds in foreign bank accounts. At this time, we are not hedging the effect of foreign currency fluctuations on our operating results using derivative financial instruments. While we assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis, our assessments may prove incorrect.

Failure to obtain export licenses could harm our business by preventing us from transferring our technology outside of the United States.

We are required to comply with U.S. Department of Commerce regulations when shipping our software products and/or transferring our technology outside of the United States or to certain foreign nationals. We believe we have complied with applicable export regulations, however, these regulations are subject to change, and, future difficulties in obtaining export licenses for current, future developed and acquired products and technology could harm our business, financial conditions and operating results.

Our business operations may be adversely affected in the event of an earthquake or other natural disaster.

Our corporate headquarters and much of our research and development operations are located in San Jose, California, in California’s Silicon Valley region, which is an area known for its seismic activity. An earthquake, fire or other significant natural disaster could have a material adverse impact on our business, financial condition and/or operating results.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year ended March 31,				Year ended April 2, 2006(1)	Nine-month periods
	2002(1)	2003	2004	2005(1)		January 1, 2006(1)	December 31, 2006(1)
Ratio of earnings available to cover fixed charges(2)	—	6.58	8.26	—	—	—	—

(1)	Earnings were inadequate to cover fixed charges by $35.5 million, $5.4 million, $18.4 million in the fiscal year ended March 31, 2002, March 31, 2005 and April 2, 2006, respectively. Earnings were inadequate to cover fixed charges by $12.0 million and $35.9 million, respectively, for the nine months ended January 1, 2006 and December 31, 2006.
(2)	For purposes of calculating this ratio, “earnings” consist of income (loss) before income taxes, excluding minority interest in consolidated subsidiaries, plus fixed charges. Fixed charges consist of interest expense, including a preferred stock dividend, the amortization of debt issuance costs, and the component of rental expense believed by management to be representative of the interest factor thereon.

USE OF PROCEEDS

We will not receive any of the proceeds from the selling securityholders’ sale of the notes or shares of our common stock issuable upon conversion of the notes.

SELLING SECURITYHOLDERS

We issued the notes to certain holders of the old notes in a private placement in March 2007, where such holders exchanged $49,939,000 aggregate principal amount of old notes for an equivalent principal amount of the notes. We issued the notes on March 5, 2007 and March 15, 2007 to persons believed to be “accredited investors” under Rule 506 of Regulation D promulgated pursuant to the Securities Act in transactions exempt from the registration requirements of the Securities Act. The selling securityholders (which term includes their transferees, pledges, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes.

Any or all of the notes or common stock issuable upon conversion of the notes may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any such sales. To the extent not set forth below, the names of each selling securityholder, the principal amount of notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which such notes are convertible will be set forth in a prospectus supplement, if required. Unless below or described in a prospectus supplement, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned. The principal amounts of notes provided in the table below are based on information provided to us by each of the selling securityholders as of approximately April 30, 2007. The number of shares of common stock that may be sold is calculated based on the current conversion price of $15.00 per share. If each selling securityholder named below converted all of its notes, each would own less than 1% of our outstanding common stock, based on 38,538,877 shares of our common stock outstanding as of April 26, 2007.

Since the selling stockholders provided this information, each of them may have sold, transferred or otherwise disposed of all or a portion of their notes in a transaction exempt from the registration requirements of the Securities Act. Because the selling securityholders are not obligated to sell the notes or the common stock issuable upon the conversion of the notes, we cannot estimate the amount of the notes or how many shares of our common that each selling securityholder will beneficially own after this offering. Information about the selling security holders may change over time. We may update, amend or supplement this prospectus to update the information in this section. In addition, the conversion price, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

Name of beneficial owner (1)	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Shares of common stock that may be sold (2)	Percentage of common stock outstanding (3)
The Canyon Value Realization Fund (Cayman) Ltd. (Joshua S. Friedman/Mitchell R. Julis/R. Christian B. Evensen) (4) (5)	$4,074,000	8.16%	271,600	*

Canyon Value Realization MAC 18 Ltd. (Joshua S. Friedman/Mitchell R. Julis/K. Robert Turner) (4) (5)	$320,000	*	21,333	*

Canyon Value Realization Fund, L.P. (Joshua S. Friedman/Mitchell R. Julis/K. Robert Turner) (4) (5)	$1,600,000	3.20%	106,666	*

Canyon Capital Arbitrage Master Fund, Ltd. (Joshua S. Friedman/Mitchell R. Julis/K. Robert Turner) (4) (5)	$3,500,000	7.01%	233,333	*

Lyxor / Canyon Capital Arbitrage Fund, Ltd. (Joshua S. Friedman/Mitchell R. Julis/K. Robert Turner) (4) (5)	$500,000	1.00%	33,333	*

OCM High Income Convertible Limited Partnership (Lawrence Keele/Andrew Watts) (4)	$725,000	1.45%	48,333	*

OCM High Income Convertible Fund II Limited Partnership (Lawrence Keele/Andrew Watts) (4)	$880,000	1.76%	58,666	*

OCM Convertible Trust (Lawrence Keele/Andrew Watts) (4)	$715,000	1.43%	47,666	*

Delta Air Lines Master Trust – CV (Lawrence Keele/Andrew Watts) (4)	$685,000	1.37%	45,666	*

Name of beneficial owner (1)	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Shares of common stock that may be sold (2)	Percentage of common stock outstanding (3)
Delaware Public Employees Retirement System (Lawrence Keele/Andrew Watts) (4)	$1,250,000	2.50%	83,333	*

Chrysler Corporation Master Retirement Trust (Lawrence Keele/Andrew Watts) (4)	$2,215,000	4.44%	147,666	*

Vanguard Convertible Securities Fund, Inc. (Lawrence Keele/Andrew Watts) (4)	$4,030,000	8.07%	268,666	*

San Diego County Employee’s Retirement Association (Lawrence Keele/Andrew Watts) (4)	$230,000	*	15,333	*

Delta Pilots Disability & Survivorship Trust – CV (Lawrence Keele/Andrew Watts) (4)	$270,000	*	18,000	*

Microsoft Capital Group, L.P. (Lawrence Keele/Andrew Watts) (4)	$825,000	1.65%	55,000	*

Qwest Occupational Health Trust (Lawrence Keele/Andrew Watts) (4)	$160,000	*	10,666	*

ACE Tempest Reinsurance Ltd. (Lawrence Keele/Andrew Watts) (4)	$1,155,000	2.31%	77,000	*

Tripar Partnership (Lawrence Keele/Andrew Watts) (4)	$660,000	1.32%	44,000	*

General Motors Foundation, Inc. (Lawrence Keele/Andrew Watts) (4)	$180,000	*	12,000	*

Richard King Mellon Foundation	$640,000	1.28%	42,666	*

General Motors Employees Global Group Pension Fund (Lawrence Keele/Andrew Watts) (4)	$2,340,000	4.69%	156,000	*

The Long-Term Investment Trust (Lawrence Keele/Andrew Watts) (4)	$2,150,000	4.31%	143,333	*

International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (Lawrence Keele/Andrew Watts) (4)	$215,000	*	14,333	*

Name of beneficial owner (1)	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Shares of common stock that may be sold (2)	Percentage of common stock outstanding (3)
International Trust & Engine Corporation Retirement Plan for Salaried Employees Trust (Lawrence Keele/Andrew Watts) (4)	$120,000	*	8,000	*

International Truck & Engine Corporation Retiree Health Benefit Trust (Lawrence Keele/Andrew Watts) (4)	$130,000	*	8,666	*

UnumProvident Corporation (Lawrence Keele/Andrew Watts) (4)	$320,000	*	21,333	*

F.M. Kirby Foundation, Inc. (Lawrence Keele/Andrew Watts) (4)	$385,000	*	25,666	*

OCM Global Convertible Securities Fund (Lawrence Keele/Andrew Watts) (4)	$510,000	1.02%	34,000	*

Virginia Retirement System (Lawrence Keele/Andrew Watts) (4)	$3,965,000	7.94%	264,333	*

Qwest Pension Trust (Lawrence Keele/Andrew Watts) (4)	$930,000	1.86%	62,000	*

Arch Reinsurance Ltd. (Lawrence Keele/Andrew Watts) (4)	$1,225,000	2.45%	81,666	*

National Railroad Retirement Investment Trust (Lawrence Keele/Andrew Watts) (4)	$1,195,000	2.39%	79,666	*

Trust for the Defined Benefit Plans of ICI American Holdings, Inc. (Lawrence Keele/Andrew Watts) (4)	$190,000	*	12,666	*

Fore Convertible Master Fund, Ltd. (Matthew Li)	$2,899,000	5.81%	193,266	*

Fore Multi Strategy Master Fund, Ltd. (Matthew Li)	$418,000	*	27,866	*

Fore ERISA Fund, Ltd. (Matthew Li)	$261,000	*	17,400	*

Name of beneficial owner (1)	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Shares of common stock that may be sold (2)	Percentage of common stock outstanding (3)
Man Mac I Limited (Matthew Li)	$422,000	*	28,133	*

Professionally Managed Portfolios on behalf of its series, The Osterweis Strategic Income Fund (4)	$4,050,000	8.11%	270,000	*

All other holders of the notes and common stock offered by this prospectus (or future transferees, pledgees, donees, assignees or successors of any such holders) (1)	$3,600,000	7.21%	240,000	*

Total Securities that may be sold:	$49,939,000	—	3,329,267	—

*	Less than 1%
(1)	Information concerning other selling holders of notes will be set forth in prospectus supplements from time to time, if required.
(2)	The numbers in this column assume the notes held by each beneficial owner are converted to shares of our common stock (and not cash) at the current conversion price of $15.00 per share. However, this conversion price is subject to adjustment as described under “Description of the Notes–Conversion of Notes.” As a result, the amount of common stock issuable upon conversion of the notes in the future may increase or decrease.
(3)	Assumes that any other holders of notes or any future transferee from any holder does not beneficially own any common stock other than the common stock into which the notes are convertible at the conversion price of $15.00 per share.
(4)	This selling securityholder is an affiliate of a broker-dealer.
(5)	This selling securityholder reports a short position in shares of our common stock as of April 13, 2007.

PLAN OF DISTRIBUTION

We are registering the notes, and shares of our common stock issuable upon conversion of the notes, on behalf of the selling securityholders. The selling securityholders acquired their notes by exchanging their old notes for an equal aggregate principal amount of notes in March 2007. This prospectus covers the resale of the selling securityholders’ notes and the shares of our common stock that we will issue if and when their notes are converted. The selling securityholders are bound by a registration rights agreement with us. To our knowledge, the selling securityholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the securities covered by this prospectus.

The selling securityholders may offer and sell notes or shares from time to time. In addition, a selling securityholder’s donees, pledgees, transferees and other successors in interest may sell notes or shares received from a named selling securityholder after the date of this prospectus. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The securities covered by this prospectus may be sold from time to time directly by the selling securityholders or through underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be in transactions, which may involve block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the securities covered by this prospectus and deliver such securities to close out these short positions, or loan or pledge registered securities to broker-dealers that in turn may sell them. The selling securityholders may also engage in similar transactions. In addition, securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act rather than under this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

Transactions under this prospectus may or may not involve brokers or dealers. The selling securityholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in selling securities. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

The selling securityholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of securities covered by this prospectus. As a result, any commission, discount or concession received by a broker-dealer and any profit on the resale of securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling securityholders may be deemed to be underwriters within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act and, may be subject to certain statutory liabilities including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in a distribution of the notes or our common stock will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the securities by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for the notes and common stock being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the notes and the shares and the ability of any person or entity to engage in market-making activities in the notes and shares.

We will use our reasonable efforts to keep this shelf registration statement effective until the earliest of:

•	two years from the latest date of original issuance of the notes;

•	the date when all of the registrable securities have been transferred pursuant to a shelf registration statement or Rule 144 under the Securities Act, or any successor rule thereof;

•

the date when all of the registrable securities are, assuming such securities are held by non-affiliates of ours, eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act, or any successor rule thereof; and

•

the date when all of the notes and the shares of our common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

We are permitted to suspend the use of this prospectus for up to a total of 45 days in any 90-day period or a total of 90 days in any twelve-month period under circumstances relating to pending corporate developments, public filings with the SEC and similar events.

We have agreed to pay the expenses of registering the notes and the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling securityholders must pay all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling securityholder.

We and the selling securityholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against liabilities, including liabilities arising under the Securities Act.

Our common stock is listed on the Nasdaq Global Market under the symbol “LAVA”. We do not intend to apply for the listing of the notes on any securities exchange or for quotation through the Nasdaq Global Market. Accordingly, we cannot assure you that the notes will be liquid or that any trading for the notes will develop.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture dated as of March 5, 2007 between us and U.S. Bank National Association, as trustee. On March 15, 2007, the original indenture was supplemented and amended by a supplemental indenture executed by us and by the trustee. We refer to the indenture, as modified by the supplemental indenture, as the indenture. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. A copy of the form of indenture, the supplemental indenture and the forms of certificate evidencing the notes are listed as exhibits to the registration statement in connection with this prospectus. Those agreements were also filed as exhibits to our Forms 8-K filed on March 5, 2007 and March 16, 2007.

In this section of the prospectus entitled “Description of the Notes,” when we refer to “Magma,” “we,” “our,” or “us,” we are referring to Magma Design Automation, Inc. and not any of its subsidiaries.

General

The notes are unsecured senior indebtedness, which rank senior in right of payment to the old notes and junior in right of payment to our $5.0 million revolving line of credit facility with Wells Fargo Bank, N.A., which is secured by our deposits held with Wells Fargo. Because the notes are senior indebtedness for the purposes of the old notes, our payment obligations under the new notes are senior to our payment obligations under the old notes, including in a bankruptcy or similar context. In addition, as senior indebtedness to the old notes, the new notes have a right to require that the holders of the old notes subordinate their payments under those old notes to any payments which we must make to satisfy our obligations under the new notes. Further, the trustee for the old notes will only in very limited circumstances be able to make payments to the holders of those notes in the event that we are in certain types of default under the new notes. Holders should consult the indenture relating to the old notes carefully to fully understand the relationship between the old and new notes.

The notes are convertible into our common stock as described under “–Conversion of Notes.” The initial notes were limited to $47,439,000 aggregate principal amount. The indenture permits us to, from time to time after the execution of the original indenture, execute and deliver to the trustee for authentication additional notes, and the trustee shall authenticate and deliver those additional notes, if each of the following conditions are met:

•	the additional notes and the notes issued under the original indenture are dated as part of the same issue of debt instruments for the purposes of U.S. federal income taxes;

•	the additional notes have the same CUSIP number as the notes issued under the original indenture; and

•	the trustee receives certain opinions and certificates from our counsel and us, respectively, that the issuance of the additional notes comply with the terms of the indenture.

On March 15, 2007, we issued $2,500,000 in additional notes, so that the aggregate principal amounts of the notes equals $49,939,000. We entered into the supplemental indenture in connection with the issuance of the referenced additional note.

The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes mature on May 15, 2010, unless earlier converted or purchased by us.

Generally, neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Magma, except to the extent described under “—Purchase of Notes at Your Option Upon a Change in Control” and “—Make Whole Premium.”

The notes accrue interest at a rate of 2.00% per annum from March 2, 2007, or from the most recent interest payment date to which interest has been paid. Interest (including any additional interest (as defined below) or extension fee (as defined below)) will be paid by us semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2007. Interest will be paid to the person in whose name a note is registered at the close of business on the May 1 or November 1 (whether or not a business day), each of which we refer to as a “record date,” immediately preceding the relevant interest payment date. However, in the case of a note or portion of a note repurchased in connection with a change in control (as defined under “—Purchase of Notes at Your Option Upon a Change in Control”) on a change in control payment date (as defined under “—Purchase of Notes at Your Option Upon a Change in Control”), during the period from a record date to but excluding the next succeeding interest payment date, accrued interest will be payable on such change of control payment date (unless such note or portion is converted) to the holder of the note or portion of the note repurchased pursuant to the repurchase provisions of the notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If we do not comply with certain terms set forth in the registration rights agreement with respect to the registration of the notes or the common stock issuable upon conversion of the notes for resale under the shelf registration statement of which this prospectus is a part, holders of the notes and/or the common stock issued upon conversion of the notes will be entitled to liquidated damages as described under “—Registration Rights” below. We refer to these liquidated damages, which must be paid on applicable interest payment dates, as the “additional interest.”

In addition, if we fail to file our annual or quarterly reports in accordance with the terms of the indenture, or if we do not comply with certain provisions of the Trust Indenture Act specified in the indenture, after the passage of certain periods of time we may be in default under the indenture unless we pay a fee equal to 1% per annum of the aggregate principal amounts of the notes, or the extension fee, to extend the default date. As below under “—Events of Default,” even if we pay extension fees, we will eventually be in default for these filing failures if sufficient time passes. These extension fees must be paid on applicable interest payment dates.

Principal of, interest (including additional interest or extension fees), if any, on the notes will be payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. We will be required to wire payment of interest to certain holders of the notes based upon requirements specified in the indenture. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

If any interest payment date or maturity date of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest (including additional interest or extension fees), if any, will accrue on that payment for the period from and after the interest payment date or maturity date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which state or federally chartered banking institutions in New York, New York and the state in which the principal corporate trust office of the trustee is located are not open.

We maintain an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion and where notices or demands to us in respect of the notes or the indenture may be served. This office is currently an office or agency of the trustee. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. Generally, there will be no service charge for any registration of transfer or exchange of notes. We may, however, generally require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges. In certain instances involving a change of control, we, the trustee and any registrar of the notes shall not be required to register an exchange or transfer of the notes.

We will not pay any additional amounts on the notes to compensate any beneficial owner for any United States tax withheld from payments of principal or interest (including additional interest or extension fees), if any, on the notes. In addition, we or our agent may deduct and withhold amounts required to be withheld under the Internal Revenue Code, and any amounts withheld or deducted will be treated as if paid to the holder.

Unless specifically provided otherwise, when we use the term “holder” in this prospectus, we mean the person in whose name such note is registered in the security register.

Conversion of Notes

Subject to the conditions and during the periods described below (including, without limitation, our right to pay some or all conversion consideration in cash), holders may at any time on or before the close of business on the business day immediately preceding May 15, 2010 convert the principal amount of any notes, or any portion of such principal amount which is $1,000 or an integral of $1,000, prior to the close of business on the trading day immediately preceding the final maturity date of the notes, into our common stock as described below under “—Payment Upon Conversion,” at an initial conversion price of $15.00 per share (which conversion price shall be subject to adjustment as described below), in only the following circumstances:

(1)	during any calendar quarter beginning after March 31, 2007, and only during such calendar quarter, if, as of the last day of the immediately preceding calendar quarter, the volume weighted average price (as defined below) per share of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of such preceding calendar quarter was more than 150% of the conversion price of the notes (currently $15.00 per share) on the last day of such preceding calendar quarter;

(2)	during any five trading day period after any five consecutive trading day period in which the trading price (as defined below) per $1,000 principal amount of the notes for each day of that period was less than 98% of the product of (x) the volume weighted average price (as defined below) of our common stock for each day in that period and (y) the conversion rate (as defined below) per $1,000 principal amount of the notes;

(3)	if we distribute to all holders of common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the date of issuance, common stock at less than the closing price of our common stock on the day of issuance;

(4)	if we distribute to all holders of our common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 7.5% of the volume weighted average price of our common stock on the business day preceding the declaration date for such distribution;

(5)	if a change in control (as defined under “—Purchase of Notes at Your Option Upon a Change in Control”) occurs;

(6)	at any time during the period beginning 60 days prior to, but excluding, any scheduled change in control payment date or the maturity date; or

(7)	for notes that have been called for redemption, at any time prior to the close of business on the redemption date, even if the notes are not otherwise convertible at such time.

Except as described below, no adjustment will be made on conversion of any notes for interest (including additional interest or extension fees), if any, accrued on such notes or for dividends on any common stock issued. If notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, those notes must be accompanied by funds from the holder equal to the interest (including additional interest, but excluding the extension fee, if any) payable on the succeeding interest payment date on the principal amount so converted; provided, however, that a holder may reduce such payment by the amount of any existing payment default in respect of those notes. Accordingly, under those circumstances, the holder of the converted notes will not receive any interest payment for the period from the next preceding interest payment date to the date of conversion.

“Daily share amount,” means, for each of the 20 trading days during the conversion reference period (as defined below), a number of shares (but in no event less than zero) equal to (i) the amount of (a) the volume weighted average price (as defined below) for such trading day multiplied by the applicable conversion rate (as defined below), less (b) $1,000; divided by (ii) the volume weighted average price (as defined below) for such trading day multiplied by 20.

“Conversion rate” per $1,000 principal amount of notes as of any day means the result obtained by diving (i) $1,000 by (ii) the then applicable conversion price.

“Conversion value” means for each $1,000 principal amount of notes, the average of the product of (1) the applicable conversion rate and (2) the average of the daily volume weighted average prices of our common stock for the 20 consecutive trading days during the conversion reference period (as defined below).

“Conversion reference period” with respect to notes converted during the 60 days prior to but excluding, any change in control payment date or the maturity date of the notes, the 20 consecutive trading days beginning on the third trading day following the relevant change in control payment date or maturity date and in all other instances, the twenty consecutive trading days beginning on the third trading day following the date of the conversion.

“Trading price” of the notes means the average of the secondary bid quotations per $1,000 principal amount of notes obtained for $5,000, principal amounts of notes at a specified time.

“Volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page “LAVA EQUITY VAP” in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of common stock on such day as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

In the event the notes are called for redemption or any holder exercises its right to require us to repurchase notes upon a change of control, such holder’s conversion right will terminate on the close of business on the redemption date (as defined in the indenture) or the designated event offer termination date (as defined in the indenture), unless we default on the payment due upon redemption or repurchase or, in the case of a change in control, the holder elects to withdraw its election to have the notes repurchased in accordance with the requirements of the indenture. See “—Purchase of Notes at Your Option Upon a Change in Control” and “—Optional Redemption by Us.”

The right of conversion attaching to any note may be exercised by the holder by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion and any appropriate endorsement and transfer documents required by a registrar or conversion agent, together with any funds that may be required (including, without limitation, any transfer or similar tax). Beneficial owners of interests in a global note may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion and any appropriate endorsement and transfer documents required by a registrar or conversion agent, and any funds that may be required as described above shall have all been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

The conversion price is subject to adjustment (based upon a formula set forth in Section 4.6 of the indenture) in the event that certain events, including the following, occur:

(1)	the issuance of common stock as a dividend or distribution on common stock;

(2)	certain subdivisions and combinations of the common stock;

(3)	the issuance by us to all or substantially all holders of our common stock of certain rights or warrants to purchase common stock at a price per share less than the then current market price (as defined in the indenture) on the record date for the determination of the stockholders to receive those rights or warrants;

(4)	the distribution to all or substantially all holders of common stock of any shares of our capital stock (other than our common stock), of evidences of our indebtedness or other non-cash assets (including securities of any person other than us, but excluding those rights, warrants, dividends and distributions referred to above or those dividends or other distributions paid exclusively in cash) or distribution to all or substantially all holders of our common stock warrants or rights to subscribe for any of our securities (other than certain rights or warrants referred to above);

(5)	the payment of dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock; and

(6)	the purchase of common stock pursuant to a tender offer which has expired and was made by us or any of our subsidiaries.

We may, instead of making any required adjustment in the conversion price under clause (3) or (4), make proper provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to the shares of common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clause (4), interest accrued as a consequence of the investment, in U.S. Government obligations with a maturity of not more than three months, of the cash amount that the holder would have been so entitled to receive. No adjustment of the conversion price is required if the holders may participate in the transactions described in clauses (1) through (6) without converting.

In the case of:

•	any reclassification or change of our common stock;

•	a consolidation or merger or combination of us with another entity (other than a merger in which we are the surviving entity and our shares of common are not reclassified or changed); or

•	a sale or conveyance of our property and assets as an entirety or substantially as an entirety to any other person,

in each case as a result of which holders of our common stock receive stock, other securities, other property or assets (including cash) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance had such notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance. In the event holders of common stock have the opportunity to elect the form of consideration to be received in such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance, we will make adequate provision so holders of the notes will have the opportunity to determine the form of consideration into which all of the notes, treated as a single class, will be convertible. Such determination shall be made by the holders of a majority of the notes (based on principal amount outstanding thereunder) who make an election as to the form of consideration and shall be subject to any limitations to which all of the holders of common stock are subject to, such as pro rata reductions applicable to any portion of the consideration payable. Some of the foregoing events may also constitute or result in a change of control requiring us to offer to repurchase the notes. See “—Purchase of Notes at Your Option Upon a Change in Control.”

In the event of a taxable distribution to holders of common stock, or other transaction, that results in any adjustment of the conversion price, the holders of notes may, in some circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. See “—Certain United States Federal Income Tax Considerations.”

We may, from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days prior notice of the reduction, if our board of directors has made a determination that such decrease would be in our best interests, or to avoid or diminish income tax to holders of shares of our common stock in connection with a dividend or distribution of stock or similar event.

No adjustment in the conversion price will be required unless the adjustment would require a change of at least 1% of the conversion price as last adjusted; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Make Whole Premium

If you elect to convert your notes upon the occurrence of a change in control (as defined under “—Purchase of Notes at Your Option Upon a Change in Control”), in certain circumstances described below, the conversion rate will be increased by an additional number of shares of our common stock, or the additional shares, as described below.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the change in control occurs or becomes effective, or the effective date, and the price paid per share of our common stock in the change in control. If the holders of our common stock receive only cash in the change in control, the stock price shall be the cash amount paid per share of our common stock in connection with the change in control. Otherwise, the stock price shall be the volume weighted average price of our common stock over the ten trading-day period ending on the trading day preceding the effective date of the change in control.

The stock prices set forth in the first row of the table below (i.e., column headings) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth above.

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

Stock Price on Effective Date	March 2, 2007	February 25, 2008	February 25, 2009	May 15, 2010
$11.00	22.0	21.5	20.5	20.5
$13.00	14.4	13.1	9.7	9.7
$15.00	9.9	8.2	3.6	0.0
$17.00	6.8	5.1	1.0	0.0
$19.00	4.9	3.3	0.3	0.0
$21.00	3.5	2.1	0.1	0.0
$23.00	2.6	1.5	0.0	0.0
$25.00	2.0	1.1	0.0	0.0
$27.00	1.6	0.8	0.0	0.0
$29.00	1.2	0.6	0.0	0.0
$31.00	0.0	0.0	0.0	0.0

In the event that the exact stock price and effective dates may not be set forth on the table above, in which case:

•

if the stock price on the effective date is between two stock prices on the table or the repurchase date is between two effective dates on the table, or the actual effective date is between two effective dates on the table, the adjustment to the conversion rate will be determined by straight-line interpolation between the make whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365 day year;

•	if the stock price on the effective date equals or exceeds $31.00 per share (subject to adjustment), no adjustment of the conversion rate will be made; and

•	if the stock price on the effective date is less than $11.00 per share (subject to adjustment), no adjustment of the conversion rate will be made.

Notwithstanding anything discussed above, in no event will the total number of shares of our common stock issuable upon conversion of the notes exceed 88.6667 per $1,000 principal amount of notes, other than on account of proportional adjustments to the conversion rate as discussed above.

Our obligation to pay the make whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Payment Upon Conversion

In lieu of delivery of some or all of the shares of our common stock otherwise issuable upon conversion of the notes, at our option the holders shall receive for each $1,000 principal amount of notes being surrendered for conversion (a) cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value (as defined below); and, in addition to amounts distributed pursuant to (a), (b) if the conversion value is greater than $1,000, a number of shares of our common stock equal to the sum of the daily share amounts (as defined below) for each of the 20 trading days during the conversion reference period (as defined below, subject to our right to deliver cash in lieu of all or a portion of those shares as discussed below).

In the event that we elect to pay cash in lieu of all or a portion of the common stock offered issuable pursuant to the preceding paragraph, then on any day prior to the first trading day of the applicable conversion reference period, we may specify a percentage of the daily share amount that will be settled in cash, or the cash percentage, and the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (1) the cash percentage, (2) the daily share amount for such trading day and (3) the closing price of the common stock for such trading day (provided that after the consummation of a change in control in which the consideration is comprised entirely of cash, the amount used in this clause (3) will be the cash price per share received by holders of our common stock in such change in control). The number of shares deliverable in respect of each trading day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the start of the applicable conversion reference period, we must settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of the notes.

Optional Redemption by Us

We may redeem the notes at our option at any time on or after May 20, 2009, in whole or in part, upon not less than 20 nor more than 60 days’ notice to the holders prior to such redemption date at a redemption price (expressed as a percentage of the principal amount) of 100% of the principal amount of the Securities redeemed, together with accrued interest (including any additional interest and extension fee), if any, to, but excluding, the redemption date. If the redemption date is an interest payment date, the interest due on that interest payment date shall be payable by us to the holder of the notes called for redemption, and the redemption price shall not include that interest payment. We will not be required to register transfers or exchanges of notes for a period of time preceding the date of the notice or to register the transfer or exchange of any note, or portion of a note, called for redemption. If less than all of the notes are to be redeemed, the trustee shall select the particular notes to be redeemed (in principal amounts of $1,000 or multiples of $1,000) from the outstanding notes in accordance with the requirements of any change on which the notes are listed or otherwise in a pro rata basis or by lot in accordance with any other method that the trustee considers fair and appropriate.

Purchase of Notes at Your Option upon a Change in Control

If a change in control occurs while the notes are outstanding, the holders will have the right to require us to purchase all or any part of their notes as of a date that is 30 business days after the occurrence of the change in control, or the change in control purchase date, at a purchase price equal to 100% of the principal amount of the notes to be purchased together with any accrued and unpaid additional interest (including any additional interest and extension fee), if any, to, but excluding, the change in control purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of any change in control. This notice shall state certain specified information, among other information, including:

•	information about and the terms and conditions of the change in control;

•	information about the holders’ right to convert the notes (including the conversion price and any adjustments);

•	certain details regarding the holders’ right to require us to purchase the notes;

•	certain details regarding the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day next preceding the change in change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day next preceding the change in control purchase date.

A change in control will be deemed to have occurred if any of the following occurs after March 5, 2007:

•

any “person” (as defined below) or “group” (as defined below) is or becomes the “beneficial owner” (as defined below), directly or indirectly, of shares of our voting stock (as defined below) representing 50% or more of the total voting power of all our outstanding voting stock normally entitled to vote in the election of our directors or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•

we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned” (as defined below), directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own” (as defined below), directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding voting stock of the surviving or transferee person; or

•	the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of us (whether or not otherwise in compliance with the indenture); or

•

any time the “continuing directors” do not constitute a majority of our board of directors. The indenture defines a continuing director on any date of determination as any individual who on March 5, 2007 was a member of our board of directors, together with any directors whose election, or, solely to fill the vacancy of a continuing director, appointment by our board of directors or whose nomination for election by our stockholders is duly approved by the vote of a majority of our directors on the board of directors (or such lesser number comprising a majority of a nominating committee if authority for such nominations or elections has been delegated to a nominating committee whose authority and composition have been approved by at least a majority of the directors who were continuing directors at the time such committee was formed) then still in office who were either directors on March 5, 2007 or whose election, appointment (in the case of a vacancy of a continuing director), or nomination for election was previously approved by a majority of the continuing directors, either by specific vote or by approval of the proxy statement issued by us in which such individual is named as a nominee for director).

However, a change in control will not be deemed to have occurred if in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq Global Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

For purposes of this change in control definition:

•

“person” and “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•

a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•

“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•

“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the directors, managers or trustees.

The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

In the event of a purchase offer required as a result of a change in control, we will:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a related Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase or purchase by us of the notes upon a change in control.

This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. The change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers.

Debt agreements that we may enter into in the future may prohibit our repurchase of the notes and provide that a change in control constitutes an event of default.

If we fail to purchase the notes when required, this failure will constitute an event of default under the indenture whether or not purchase is permitted by the subordination provisions of the indenture.

If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of that debt to accelerate or require us to repurchase that debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in, an event of default under the indenture.

Events of Default

Each of the following constitute an event of default under the indenture:

(1)	we fail to pay any interest (including, without limitation, any additional interest or extension fee), if any, on any note when the same becomes due and payable and the default continues for a period of 30 days;

(2)	we fail to pay any principal of (including, without limitation, any premium, if any, on) any note when the principal becomes due and payable (whether at maturity, upon a change in control purchase date or otherwise);

(3)	we fail to comply with any other agreements contained in the notes or the indenture (other than as specifically set forth elsewhere in this paragraph) and such failure continues for the period and after the notice specified in the indenture (other than certain obligations to make SEC filings and filings required under Rule 144A of the Securities Act);

(4)	we fail to pay the purchase price of any note when that purchase price becomes due and payable;

(5)	we fail to deliver all cash and any shares of common stock when such cash and common stock, if any, are required to be delivered upon conversion of a note and that failure continues for 10 days after such failure;

(6)	we fail to provide a change in control purchase notice when required by Section 3.2 of the indenture;

(7)	any indebtedness for money borrowed by us or one of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly, or indirectly, by us) with an outstanding principal amount in excess of $15.0 million is not paid at final maturity of the applicable instrument or upon acceleration of the indebtedness and the applicable indebtedness is not discharged, or such acceleration is not rescinded or annulled within 30 days after written default notice is provided to us in accordance with the indenture;

(8)	we fail to file our annual or quarterly reports or to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act and there has been given, by registered or certified mail, to us and the trustee by the holders of not less than 25% in aggregate principal amount of the notes then outstanding, a written notice specifying such default and requiring us to cause such default to be cured or waived and such failure shall continue for either (i) sixty days after such notice is given and we have not elected to pay the extension fee; or (ii) up to 180 days after such notice is given if we have elected to pay the extension fee (and no event of default shall be deemed to occur until the passage of such sixty day or such 180 day period, as applicable), provided that no event of default shall be deemed to have occurred if we file such reports within any extension period pursuant to Rule 12b-25 of the Exchange Act or any successor rule thereto and that no notice of default shall be given until after the expiration of such extension period; and

(9)	certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

If an event of default, other than an event of default described in clause (9) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (9) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder has any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•

the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and the holder or holders have offered reasonable indemnity to the trustee against loss, liability or expense; and

•

the trustee has failed to institute such proceeding within sixty days after such notice, request and offer of indemnity, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within sixty days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of and interest (including any additional interest and extension fee) if any, on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default and its consequences, except the following defaults or events of default:

•	failure to pay principal, premium or interest (including additional interest on extension fees), if any, on any note when due;

•	failure to convert any note into common stock; or

•	failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

We are required to furnish to the trustee, on an annual basis, a statement by certain of our officers as to whether or not we, to our officer’s knowledge, is in compliance with all of our conditions and covenants and stating whether our officer knows of any event of default or default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note affected if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of any note;

•	reduce the principal amount of or, any premium or any interest (including any additional interest and extension fee) on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the make-whole premium described above;

•	change the place or currency of payment of principal of, or any premium or interest (including additional interest and any extension fee) on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;.

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults under the indenture; or

•

modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency, make any other change that does not adversely affect the rights of any note holder, appoint a successor trustee or reopen indenture to issue additional notes in accordance with the terms of the indenture.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any person (in a transaction in which we are not the surviving person) or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•

we are the surviving person, or the resulting, surviving or transferee person, if other than us, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia;

•	the successor person assumes by a supplemental indenture executed and delivered to the trustee all of our obligations under the notes and the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing;

•	we deliver an officer’s certificate and an opinion of counsel stating that such transaction and, if a supplemental indenture is required, such supplemental indenture complies with the indenture; and

•	other conditions specified in the indenture are met.

Registration Rights

In connection with the issuance of the notes, we entered into a registration rights agreement with the initial purchasers. We also amended the original registration rights agreement to include an additional $2.5 million in principal amount of notes and underlying stock as registrable securities (as defined below) and to include the holder of those notes as a party to the agreement. We refer to the registration rights agreement, as amended, as the registration rights agreement. The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement, the amendment of the registration rights agreement and the form of note listed as exhibits to the registration statement in connection with this prospectus for a full description of the registration rights that apply to the notes.

This prospectus is part of a shelf registration statement under the Securities Act that was filed to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the common stock issuable upon conversion of the notes are referred to collectively as registrable securities. In the registration rights agreement, we agreed to file this shelf registration statement under the Securities Act not later than 30 days after March 5, 2007 to register the resales of all of the registrable securities. We agreed in the registration rights agreement to use all commercially reasonable efforts to cause the registration statement to be declared effective as promptly as practicable but in any event within 90 days after March 5, 2007, provided, however, that if the SEC reviews the registration statement and provides comments to it or any documents incorporated by reference into it, and/or requires us to make modifications to the registration statement or any documents incorporated by reference into it, then the deadline for effectiveness shall be no later than 150 days after March 5, 2007, as applicable, the effectiveness deadline. We also agreed to keep the registration statement continuously effective until the earliest of two years from March 5, 2007, or such shorter period that will terminate on:

•	the date when all of the registrable securities have been transferred pursuant to a registration statement or Rule 144 under the Securities Act, or any successor rule thereof;

•

the date when all of the registrable securities are, assuming such securities are held by non-affiliates of ours, eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act, or any successor rule thereof; and

•	the date when all of the notes and the shares of our common stock issuable upon conversion of the notes have ceased to be outstanding.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes, and any security issued with respect thereto upon any stock dividend, split or similar event, until, with respect to each such security, the earliest of:

•	its effective registration under the Securities Act and its resale in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act were it not held by an affiliate of ours; and

•	its transfer to the public pursuant to Rule 144 under the Securities Act, or any successor rule,

and, as result of the event or circumstance described in any of the foregoing three bullet points, the legends with respect to transfer restrictions required under the indenture are removed or removable in accordance with the terms of the indenture or the legend.

We are permitted to suspend the use of this prospectus which is a part of the registration statement for a period not to exceed an aggregate of 45 days in any three-month period or an aggregate of 90 days in any twelve-month period under certain circumstances set forth in the registration rights agreement primarily relating to pending corporate developments, public filings with the SEC and similar events.

A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally, is required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement that are applicable to such holder. Further, we and each holder agree to certain cross-indemnification obligations set forth in the registration rights agreement.

If:

(1)	on or prior to the 30th day after the latest date of original issuance of the notes, the shelf registration statement has not been filed with the SEC;

(2)	on or prior to the effectiveness date (90 or 150 days after March 5, 2007, depending upon whether the registration statement or the documents incorporated into it receive comments), the shelf registration statement has not been declared effective by the SEC; or

(3)	we fail, with respect to a holder that supplies the questionnaire described below in accordance with the terms of and subject to the limitations contained in the registration rights agreement, to supplement the shelf registration statement in a timely manner as provided in the registration rights agreement in order to name additional selling security holders.

(4)	after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement and (a) we do not cure the shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (b), if applicable, we do not terminate the suspension period described above by the 45th day, or 90th day, as the case may be,

(we refer to each such event described above in clauses (1) through (4) above as a “registration default”), additional interest will accrue on the notes that are registrable securities in addition to the rate set forth in the title of the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at a rate of (A) for periods that only include business days on or before the day that is 90 days after the commencement of a registration default, 0.25% per annum, (B) for periods that only include days after the date that is 90 days after the commencement of a registration default, 0.50% per annum, of the principal amount per year of the notes. We refer to this interest as the “additional interest.” In the case of a registration default described in clause (3), our obligation to pay additional interest extends only to the holders of notes who have delivered appropriate selling security holder questionnaires. We have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only until the earliest of (i) such time as the notes and the common stock issuable upon the conversion of the notes held by the holder are no longer “registrable securities” within the meaning of the registration rights agreement and (ii) the final date of the effectiveness period during which we are obligated to keep the registration statement effective. If we fail to register the notes and the underlying common stock, we will only be required to pay additional interest on the registration default pertaining to the failure to register the notes. We will pay additional interest, if any, semiannually in arrears, with the first semi-annual payment due on the first May 15 or November 15 to occur after the date on which such additional interest begins to accrue.

We have agreed to give notice of the filing of the shelf registration statement, which we refer to as a filing notice, to each of the holders of the notes.

The holders are required to deliver the questionnaire prior to the effectiveness of the shelf registration statement so that the applicable holders can be named as a selling security holder in the prospectus. Upon receipt of a holder’s completed questionnaire prior to the effectiveness of the shelf registration statement, we are obligated to include the applicable holder as a selling security holder. Further, as promptly as practicable after we receive additional selling security holder questionnaires after the registration statement is effective, we agreed to file any amendments or supplements to the shelf registration statement so that the holder may use the prospectus, subject to our right to suspend its use under certain circumstances. If this filing requires a post-effective amendment to the shelf registration statement, we will pay additional interest if this amendment is not declared effective as soon as practicable, but in any event no longer than 45 days after the date when the post-effective amendment must be filed.

We will pay our expenses in and in connection with the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. We will pay certain legal fees of certain holders (up to a maximum of $5,000) and of a firm named by any managing underwriter (up to a maximum of $5,000). Selling security holders remain responsible for all selling expenses (i.e., commissions and discounts).

Satisfaction and Discharge

We may discharge our obligations under the indenture while notes remain outstanding if all outstanding notes have or will become due and payable at their scheduled maturity within one year, and we have deposited with the trustee an amount sufficient to pay and discharge the entire indebtedness on all notes not previously delivered for cancellation, for principal and interest (including any additional interest and extension fee) if any, outstanding notes on the date of their scheduled maturity and certain other conditions specified in the indenture have been satisfied.

Transfer and Exchange

We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; and

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

All notes surrendered for payment, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

All notes purchased or otherwise acquired by us or any of our subsidiaries prior to May 15, 2010 shall be delivered to the trustee for cancellation, and we may not hold or resell those notes or issue any 2.00% convertible senior notes due May 15, 2010 to replace those notes.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us, the applicable registrar and the trustee. In the case of a lost, stolen or destroyed note indemnity satisfactory to the trustee, the applicable registrar and us may be required at the expense of the holder of such note before a replacement note will be issued. We may also require the payment of sums to cover taxes or other governmental charges.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

U.S. Bank, National Association is the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

The holders of a majority in principal amount of all outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may nor be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

We initially issued the notes in the form of one global security dated March 5, 2007 and one global security dated March 15, 2007. Each of the global securities was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. We refer to the global securities dated March 2, 2007 and March 15, 2007, collectively, as “the global security.” Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holder may hold their beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form, referenced as “certificated securities,” will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency,” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant whether directly or indirectly.

Pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants designated by the initial holders. Ownership of beneficial interests in the global security is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security is shown on, and the each transfer of those beneficial interests is effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security; is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal premium, if any, and additional interest, if any, on the notes represented by the global security registered in the name of and held by DTC or its nominee, to DTC or its nominee, as the case may be, as the registered owner and holder of the global security.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or additional interest, if any, on the global security, will credit participants’ accounts with payments in amounts, proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC are effected in the ordinary way in accordance with DTC Rules and are settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth in Section 2.12 of the indenture.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the Rules and procedures governing their respective operations.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes and the common stock into which the notes may be converted. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the notes or common stock.

This summary is for general information only, and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: partnerships, subchapter S corporations or other pass-through entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in stocks, securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding the notes as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code. This summary is directed solely to holders that will hold the notes and common stock into which the notes may be converted as “capital assets” within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the acquisition, ownership and disposition of the notes and common stock into which the notes may be converted. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of acquiring, owning and disposing of these securities, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used herein, the term “U.S. Holder” means a beneficial owner of the notes or common stock into which the notes may be converted that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

A beneficial owner of our notes or common stock that is an individual, a corporation or entity treated as a corporation for U.S. federal income tax purposes, an estate or trust and not a U. S. Holder is referred to herein as a “Non-U.S. Holder.”

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes or the common stock into which the notes may be converted, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and accordingly, this summary does not apply to partnerships. A partner of a partnership holding the notes or common stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition by the partnership of the notes or common stock.

U.S. Holders

Stated Interest. Payments of stated interest on a note, including “qualified stated interest” (as defined below), generally will be included in the gross income of a U.S. Holder as interest income at the time such interest is received or accrued in accordance with the U.S. Holder’s regular method of tax accounting, and will be taxable as ordinary income.

Original Issue Discount. As a result of the exchange of old notes for the notes, it is expected that the notes were issued with original issue discount (“OID”) for U.S. federal income tax purposes. The amount of OID on a note equals the excess of the “stated redemption price at maturity” of the note over its “issue price.” In the case of a note issued for non-publicly traded property, the issue price of a note is its stated principal amount (provided it bears adequate interest within the meaning of Section 1274 of the Code). The notes do not bear adequate stated interest and it is not entirely clear whether the notes were issued for non-publicly traded property. However, we intend to take the position that the notes were issued for non-publicly traded property and that accordingly, the issue price of a note will be equal to its imputed principal amount as determined under Section 1274 of the Code. The “stated redemption price at maturity” of a note is the total of all payments to be made under the note other than “qualified stated interest” (generally, stated interest that is unconditionally payable in cash or property at least annually at a single fixed rate or at certain floating rates that properly take into account the length of the interval between stated interest payments) and, in this case, is expected to equal the principal amount of the note.

Each U.S. Holder must include in income for a given taxable year the daily portion of the OID that accrues on the note for each day during the taxable year on which such U.S. Holder holds the note. Thus, a U.S. Holder of a note will be required to include amounts in income in advance of the receipt of cash to which the OID is attributable. A daily portion of OID is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued during such period. Applicable Treasury regulations permit a U.S. Holder to use accrual periods of any length from one day to one year to compute accruals of OID, provided that the yield to maturity is adjusted to reflect the accrual period selected, and further provided that each scheduled payment of principal or interest occurs either on the first or the last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the product of the note’s “adjusted issue price” at the beginning of the accrual period and the note’s “yield to maturity” less the amount of any qualified stated interest allocable to the accrual period. The adjusted issue price of each note at the start of any accrual period equals the sum of the issue price of such note and the aggregate amount of previously accrued OID, less any prior payments on the note other than payments of qualified stated interest. The yield to maturity of the notes generally is the discount rate that, when applied to all payments to be made on the notes, produces a present value equal to the issue price of the notes.

Additional Payments. If the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent payment debt instruments. These rules generally require a U.S. Holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, conversion, or retirement of a note before the resolution of the contingencies. In certain circumstances, holders of our notes could receive payments in excess of stated principal or interest. If the registration statement is not made effective with the SEC within prescribed time periods or if there is any other registration default as described in the registration rights agreement, such non-compliance may result in the payment of additional interest in the manner described in the section “Description of the Notes— Registration Rights.” In addition, we may be required to adjust the conversion rate under certain circumstances, as described in “Description of the Notes—Conversion Rights” and “Description of the Notes—Make Whole Premium.” In addition, holders may require us to repurchase the notes following the occurrence of certain change in control transactions We intend to take the position for U.S. federal income tax purposes that the possibility of such payments, such adjustment or such repurchase should not cause the notes to be subject to the special rules applicable to contingent payment debt instruments. Instead, we intend to take the position that any payments of additional interest or additional amounts should be taxable to a U.S. Holder as ordinary interest income when received or accrued, in accordance with such U.S. Holder’s usual method of tax accounting, and that any additional consideration resulting from an adjustment to the conversion rate should be taken into account upon a conversion of the notes. This position is based in part on our determination that as of the date of issuance of the notes, the possibility that such additional payments, such adjustment or such repurchase to the conversion rate will be made is a “remote” or “incidental” contingency within the meaning of applicable Treasury regulations. Our position in this regard is binding on a U.S. Holder unless the U.S. Holder discloses a contrary position to the IRS. However, this position is not binding on the IRS and the IRS may take a contrary position from that described above, which could affect the timing and character of both income from the notes and our deduction with respect to the potential additional payments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Market Discount. If a U.S. Holder purchases a note after original issue for an amount that is less than its “revised issue price,” within the meaning of Section 1278(a)(4) of the Code (generally, the sum of the issue price of the note and the OID includable in gross income for all holders of the note for periods before it was acquired by the U.S. Holder, as determined on the purchase date) such U.S. Holder will be treated as having purchased such note at a “market discount,” unless such market discount is less than a de minimis amount (¼ of 1 percent of the stated redemption price of the note at maturity times the number of complete years to maturity after the U.S. Holder acquires the note).

Under the market discount rules, a U.S. Holder generally will be required to treat any partial principal payment on a note, or any gain realized on the sale, conversion, retirement or other disposition of a note, as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. If a U.S. Holder disposes of a note with market discount in certain otherwise non-taxable transactions, the U.S. Holder must include accrued market discount as ordinary income as if the U.S. Holder had sold the note at its then fair market value. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue market discount on a constant yield basis. Once made, such an election is irrevocable and, therefore, should only be made in consultation with a tax advisor.

A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for federal income tax purposes. Such an election will apply to all debt instruments with market discount acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor.

Amortizable Bond Premium. If a U.S. Holder purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the note with “amortizable bond premium,” generally equal in amount to such excess. However, in the case of a convertible bond, such as the notes, the premium is reduced by an amount equal to the value of the conversion option. The holder may determine the conversion option’s value using a reasonable method.

A U.S. Holder may elect to amortize bond premium on a note. Once made, the election applies to all taxable debt instruments then owned and thereafter acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies, and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor. In general, a U.S. Holder amortizes bond premium by offsetting the qualified stated interest allocable to an accrual period with the bond premium allocable to the accrual period, which is determined under a constant yield method pursuant to the applicable Treasury regulations. If the bond premium allocable to an accrual period exceeds the qualified stated interest allocable to such period, the excess is treated by the U.S. Holder as a bond premium deduction. The bond premium deduction for each accrual period is limited to the amount by which the U.S. Holder’s total interest inclusions on the debt instrument in prior accrual periods exceed the total amount treated by such U.S. Holder as a bond premium deduction on the debt instrument in prior accrual periods. Any amounts not deductible in an accrual period may be carried forward to the next accrual period and treated as bond premium allocable to that period.

Acquisition Premium. A U.S. Holder that purchases a note for an amount less than or equal to all amounts payable on the note after the purchase date, other than payments of qualified stated interest, but in excess of the adjusted issue price of the note, will be considered to have purchased the note with “acquisition premium,” generally equal in amount to such excess. Under the acquisition premium rules, a holder is generally required to reduce the daily portion of OID includible in the holder’s gross income for any day on the note by the amount of acquisition premium allocable to such day.

Election to Include All Interest in Income Using a Constant Yield Method. All U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a note by using the constant yield method applicable to OID, subject to certain limitations and exceptions. Because this election will affect how the U.S. Holder treats debt instruments other than the notes, it should be made only in consultation with a tax advisor.

Conversion of Notes for Cash. A conversion of a note in exchange solely for cash will be treated as a taxable sale or exchange of the note, as described below under “—Sale, Exchange or Retirement of the Notes.”

Conversion of Notes for Cash and Common Stock. If a U.S. Holder receives a combination of common stock and cash (other than cash received in lieu of a fractional share) upon conversion of a note, the treatment of the U.S. Holder will depend on whether the notes are treated as “securities” for U.S. federal income tax purposes. It is not expected that the notes qualify as “securities,” and holders are encouraged to consult their own tax advisor regarding that determination. If the notes are treated as “securities,” a U.S. Holder generally will not recognize loss, but will recognize gain, if any, on a note so converted, in an amount equal to the lesser of the amount of (i) gain realized (i.e., the excess, if any, of the fair market value of the common stock received plus the cash received over the adjusted tax basis in the note converted) or (ii) the cash received. Such gain generally will be capital gain, except to the extent of accrued market discount not previously included in income, and will be long-term capital gain if the note has been held for at least one year at the time of the conversion. The U.S. Holder’s aggregate tax basis in the common stock (including any fractional share for which cash is paid) will equal the holder’s adjusted tax basis in the note converted, increased by the amount of gain recognized and decreased by the amount of cash received. The U.S. Holder’s holding period for the stock will include the period during which the holder held such note. If the notes are not treated as securities, the treatment of a conversion in which a U.S. Holder receives a combination of common stock and cash is unclear. The transaction might be viewed as consisting of a nontaxable exchange of a portion of each note for common stock and a taxable exchange of the remaining portion of each note for cash (with the consequences described above under “— Conversion of Notes for Cash”). Alternatively, the transaction might be viewed as a fully taxable exchange of the entire note for a combination of cash and common stock. To the extent that the receipt of common stock upon conversion of a note is treated as a taxable exchange, a U.S. Holder’s tax basis in the common stock received generally will equal the fair market value of such common stock on the date of receipt and a U.S. Holder’s holding period for the common stock will not include the period during which the U.S. Holder held the note so converted. U.S. Holders should consult their own advisors concerning the tax treatment to them if the notes are converted for a combination of our common stock and cash.

Sale, Exchange or Retirement of the Notes. Upon the sale, conversion, redemption, repurchase, retirement or other disposition of a note (other than a conversion for cash and shares of common stock, which is discussed above), a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the disposition (except to the extent such amount is attributable to accrued but unpaid stated interest, which is taxable as ordinary income if not previously included in such U.S. Holder’s income) and (ii) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost or original issue price of the note to such U.S. Holder (i) increased by any accrued OID or market discount the U.S. Holder has included in income and (ii) decreased by (A) the amount of any payments, other than qualified stated interest payments, received, and (B) amortizable bond premium taken, with respect to such note. Any gain or loss recognized on such a disposition of a note will be capital gain or loss (except, in the case of gain, to the extent of accrued market discount not previously included in income, which will be treated as ordinary income) and will generally be long-term capital gain or loss if the note has been held for more than one year at the time of the disposition. The maximum tax rate on long-term capital gains to non-corporate U.S. Holders is generally 15% (for taxable years through December 31, 2010). The deductibility of capital losses may be subject to limitations.

Dividends. If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the U.S. Holder’s stock. Any remaining excess will be treated as capital gain. We are required to provide shareholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from our current or accumulated earnings and profits and is thus taxable. If the U.S. Holder is a U.S. corporation, it generally would be able to claim a deduction equal to a portion of any dividends received. In the case of non-corporate U.S. Holders, under U.S. federal income tax law subject to expiration after December 31, 2010 the dividends generally will be subject to U.S. federal income tax at rates applicable to net capital gains, provided that certain holding period and other requirements are met.

Adjustments to Conversion Rate. The conversion rate is subject to adjustment under specified circumstances, including upon certain change in control transactions as described in “Description of the Notes — Conversion of Notes.” Under Section 305 of the Code and the applicable Treasury regulations, a U.S. Holder of notes could, in certain circumstances, be deemed to have received a distribution of our common stock if and to the extent that the conversion rate is adjusted, which could result in ordinary income to the extent of our current and accumulated earnings and profits. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the notes will generally not be deemed to result in a constructive distribution of our common stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our shareholders) do not qualify as being made pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, we intend to take the position that a U.S. Holder will be deemed to have received constructive distributions from us, even though such U.S. Holder has not received any cash or property as a result of such adjustments. The tax consequences of the receipt of a distribution from us are described above under “—Dividends.”

Sale or Exchange of Common Stock. A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock except to the extent of accrued market discount not previously included in income.

See “—Market Discount” above. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Capital gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term if the holder held the stock for more than one year. A U.S. Holder’s basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of Notes for Common Stock and Cash.” Long-term capital gain of non-corporate taxpayers is taxed at lower rates than those applicable to ordinary income. The deductibility of capital loss is subject to certain limitations.

Information Reporting and Backup Withholding. Payments of interest and other current income made by us on, and the proceeds of the sale or other disposition (including a redemption) of, the notes and common stock into which the notes may be converted may be subject to information reporting and U.S. federal backup withholding tax at the current rate of 28% if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld under the backup withholding rules is allowable as a credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The rules governing the U.S. federal income taxation of a Non-U.S. Holder are complex and no attempt will be made herein to provide more than a summary of such rules. The following discussion addresses only certain and not all aspects of U.S. federal income taxation. Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations” and “passive foreign investment companies.” Non-U.S. Holders should consult their tax advisors to determine the effect of U.S. federal, state, local and foreign tax laws, as well as tax treaties, with regard to an investment in the notes and common stock into which the notes may be converted.

In general, subject to the discussion below concerning backup withholding:

(a) Payments of principal or interest (including additional interest) on the notes by us or our paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. federal income tax or U.S. withholding tax, provided that, in the case of interest (including additional interest) on the notes, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is neither a “controlled foreign corporation” within the meaning of Section 957(a) of the Code with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code nor a bank whose receipt of interest on a note is described in section 881(c)(3) of the Code, (iii) such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury regulations thereunder (discussed below) are satisfied;

(b) A Non-U.S. Holder of a note or common stock will not be subject to U.S. federal income tax on gains realized upon a conversion of notes, or on the sale, exchange or other disposition of such note or common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, in which case the gain will be subject to tax at a rate of 30%, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, if certain U.S. income tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) provided that our common stock is part of a class of stock that is regularly traded on an established securities market, in the case of notes held by a Non-U.S. Holder that, on the date of their acquisition, had a fair market value greater than the fair market value on that date of five percent of our common stock (or, possibly of the regularly traded class of our stock with the lowest fair market value) or, in the case of common stock held by a person who holds more than five percent of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S.

Holder held the common stock, a U.S. real property holding corporation, or USRPHC, within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes. There can be no assurance that our common stock will be regularly traded on an established securities market at the time of any disposition of a note or our common stock. We do not believe that we are currently a USRPHC or that we will become one in the future; and

(c) Interest (including additional interest) on the notes not excluded from U.S. federal income tax or U.S. withholding tax as described in paragraph (a) above and dividends on common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate (unless such interest is effectively connected with a U.S. trade or business as described below), except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax.

In order for a Non-U.S. Holder to qualify for the exemption from taxation referred to in paragraph (a) above, or to establish eligibility for a lower treaty rate, the “withholding agent” (generally, the last U.S. payor or a non-U.S. payor who is a qualified intermediary or withholding foreign partnership) must have received a statement (generally made on IRS Form W-8BEN or an acceptable substitute form) from the Non-U.S. Holder that establishes the Non-U.S. Holder’s status as a non-U.S. person and provides other required information.

If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the United States and if interest (including additional interest) on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest (including additional interest), dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, the withholding agent must have received a properly executed IRS Form W-8ECI from the Non-U.S. Holder in order to claim an exemption from U.S. withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

Adjustments to Conversion Rate. The conversion rate is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the notes. See “—U.S. Holders—Adjustments to Conversion Rate” above. In such case, the deemed distribution would be subject to the rules applicable to dividends described in paragraph (c) above. In the case of a deemed distribution, because such deemed distributions will not give rise to any cash from which any applicable U.S. federal withholding tax can be satisfied, we may set off any withholding tax that we are required to collect with respect to any such deemed distribution against cash payments of interest or from cash or shares of our common stock otherwise deliverable to a holder upon a conversion of the notes or a redemption or repurchase of a note.

Backup Withholding and Information Reporting. Information reporting requirements and backup withholding generally will not apply to payments on a note to a Non-U.S. Holder if the certificate required for exemption from withholding tax, as described above, is duly provided by such holder, provided that the withholding agent does not have actual knowledge that the holder is a U.S. person. Information reporting requirements and backup withholding will not apply to any payment of the proceeds of the sale of a note or common stock effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury regulations), unless such broker (i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a controlled foreign corporation or (iv) is a U.S. branch of a foreign bank or a foreign insurance company. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii) or (iii) of the preceding sentence will not be subject to backup withholding, but will be subject to the information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note or common stock provides the statements required for exemption from withholding tax, as described above, or otherwise establishes an exemption.

Any amount withheld from a payment to a Non-U.S. Holder of a note or common stock under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability (which might entitle such holder to a refund), provided that such holder furnishes the required information to the IRS.

A Non-U.S. Holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

As of April 26, 2007 there were 38,538,877 shares of common stock outstanding. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to:

Dividends. Holders of common stock are entitled to receive non-cumulative dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors may determine.

Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Preemptive Rights, Conversion and Redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Liquidation, Dissolution and Winding-up. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

Preferred Stock

The board of directors is authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

The issuance of preferred stock could delay, defer or prevent a change in control of Magma. As of April 30, 2007, there were no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Warrants

As of April 30, 2007, there were no outstanding warrants to purchase shares of our capital stock.

Registration Rights

No holders of our common stock have the right to cause us to register their shares under the Securities Act.

Delaware Anti-Takeover Law and Charter Provisions

Delaware Takeover Statute. We are governed by Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that the stockholder became an interested stockholder, unless:

•	before this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers or which can be issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after this date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as any entity or person who, with affiliates and associates owns, or within three years, did own beneficially 15% or more of the outstanding voting stock of the corporation. Section 203 defines business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Certificate of Incorporation and Bylaws

Undesignated Preferred Stock. Under our certificate of incorporation, the board of directors has the power to authorize the issuance of up to 5,000,00 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of preferred stock may:

•	delay, defer or prevent a change in control;

•	discourage bids for the common stock at a premium over the market price of our common stock;

•	adversely affect the voting and other rights of the holders of our common stock; and

•

discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Advance Notice Provisions. Our bylaws establish advance notice procedures for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board.

Special Meeting Requirements. Our bylaws provide that special meetings of stockholders be called at the request of the Chairman of the board of directors, the chief executive officer, the president or the board of directors.

Cumulative Voting. Both our certificate of incorporation and our bylaws do not provide for cumulative voting in the election of directors.

These provisions may deter a hostile takeover or delay a change in control or management of Magma.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Nasdaq Global Market Listing

Our common stock is quoted on The Nasdaq Stock Market’s Global Market under the symbol “LAVA.”

LEGAL MATTERS

The validity of the securities offered under this prospectus will be passed upon for us by O’Melveny & Myers LLP, San Francisco, California.

EXPERTS

The consolidated financial statements of Magma Design Automation, Inc. appearing in Magma Design Automation, Inc.’s Annual Report (Form 10-K/A) for the year ended April 2, 2006 (including schedule appearing therein), and Magma Design Automation, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of April 2, 2006 included therein, have been audited by Grant Thornton LLP, independent registered public accounting firms, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The financial statements incorporated in this Form S-3 by reference to Magma Design Automation, Inc.’s Annual Report on Form 10-K/A for the year ended April 2, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www sec.gov that contains reports, proxy statements, and other information regarding companies, such as Magma, that file electronically with the SEC. You can also inspect reports, proxy statements and other information about our company at the offices of The National Association of Securities Dealers, Inc.; 1735 K Street, N.W., Washington, D.C. 20006.

We incorporate information into this offering circular by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this offering circular, except for any such information superseded by information contained in later-filed documents or directly in this offering circular. This offering circular incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

Magma Design Automation, Inc. SEC Filing (File No. 0-33213)	Filing Date

Annual Report on Form 10-K/A for the annual year ended April 2, 2006	April 4, 2007

Proxy Statement on Schedule 14A	July 17, 2006

Quarterly Report on Form 10-Q for the quarter ended July 2, 2006	August 11, 2006

Quarterly Report on Form 10-Q for the quarter ended October 1, 2006	November 9, 2006

Quarterly Report on Form 10-Q for the quarter ended December 31, 2006	February 8, 2007

Current Report on Form 8-K	July 7, 2006

Current Report on Form 8-K	August 4, 2006

Current Report on Form 8-K	September 6, 2006

Current Report on Form 8-K	October 6, 2006

Current Report on Form 8-K	November 7, 2006

Current Report on Form 8-K	December 6, 2006

Current Report on Form 8-K	January 4, 2007

Current Report on Form 8-K	January 5, 2007

Current Report on Form 8-K	February 5, 2007

Current Report on Form 8-K	February 6, 2006

Current Report on Form 8-K	February 28, 2007

Current Report on Form 8-K	March 5, 2007

Current Report on Form 8-K	March 6, 2007

Current Report on Form 8-K	March 16, 2007

Current Report on Form 8-K	March 30, 2007

Current Report on Form 8-K	April 11, 2007

All filings filed by us pursuant to the Exchange Act after the date of this initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the notes under this document shall also be deemed to be incorporated in this offering circular by reference; provided, however, that notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

Magma Design Automation, Inc.

1650 Technology Drive

San Jose, California 95110

(408) 565-7500

Attn: Investor Relations

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document. These filings are also available free of charge through our Internet website, at http://www.magma-da.com.